security of our shareholders, we recommend that you refrain from attending the general shareholders’ meeting in person to prevent the spread of COVID-19. Picture from the award-winning entries of the 14th Dream Car Art Contest TOYOTA MOTOR CORPORATION (Securities Code 7203) Date and time: 10:00 a.m., Wednesday, June 16, 2021 Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture Resolutions: Proposed Resolution 1: Election of 9 Members of the Board of Directors Proposed Resolution 2: Election of 1 Substitute Audit & Supervisory Board Member Proposed Resolution 3: Partial Amendments to the Articles of Incorporation The 117th Ordinary General Shareholders’ Meeting Notice of Convocation

Placing top priority on the safety and 1 Toyoda Principles Five Main Principles of Founder Sakichi Toyoda ? Always be faithful to your duties, thereby contributing to the company and to the overall good. ? Always be studious and creative, striving to stay ahead of the times. ? Always be practical and avoid frivolousness. ? Always strive to build a homelike atmosphere at work that is warm and friendly. ? Always have respect for spiritual matters, and remember to be grateful at all times. Toyota Philosophy Signpost in transition to a mobility company Philosophy Cone Table of Contents To Our Shareholders 2 Notice of Convocation 3 Reference Documents 5 (Attachment to the Notice of Convocation of the 117th Ordinary General Shareholders? Meeting) Business Report 26 1. Outlook of Associated Companies 26 2. Status of Shares 38 3. Status of Members of the Board of Directors and Audit & Supervisory Board Members 40 4. Status of Accounting Auditor 47 5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems 48 Consolidated Financial Statements 58 Unconsolidated Financial Statements 65 Independent Auditor?s Report and Audit & Supervisory Board?s Report 75 Financial Highlights 80 Operating Officers and Organizational Structure 81 Toyota Times 82 Toyota is a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility support robots and mobility services. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

To Our Shareholders

Doing Things for Someone Other Than Ourselves

President

豊田章男

I would like to express our gratitude for your ongoing support and understanding of our company.

With COVID-19 spreading globally and imposing severe restrictions on movement, we were once again reminded of how much it means to us to be able to move freely. The automotive industry, which provides unrestricted mobility to people all over the world, encompasses a vast range of fields. When we take action, it keeps the economy going and helps to maintain employment. In Japan as well, the dedicated efforts of the 5.5 million workers supporting the automotive industry underpinned our recovery from the COVID-19 crisis.

We have tackled various difficulties and changes in the environment head on since the global financial crisis following the collapse of Lehman Brothers, and came out stronger for it with our alliance partners. We intend to use the strengths we have honed for our planet and our future, and to make the world a better place.

The construction of the Woven City got underway on February 23. This is the start of a project to create a mobility society of the future in Higashi Fuji, Japan. Together with the support of our project partners, we will conduct human-centered proving trials in designing an "ever-evolving city" of the future that is constantly evolving and improving, and where people of diverse backgrounds can live happily together.

In order to leave Earth, our home planet, to future generations, it is critical that we make every effort to address the challenge of achieving carbon neutrality. To reduce CO_2 emissions to net zero throughout the entire lifecycle of making, transporting, and using vehicles, we will continue to work with governments and various industries with a sense of purpose, based on a correct understanding.

Wanting to make the future brighter and doing things for someone other than ourselves are the principles behind Toyota's philosophy, and this will also lead to sustained efforts to achieve the aims of the SDGs pursued by the international community to ensure that "no one will be left behind." As we move steadily forward, step by step, in this endeavor, we look forward to your ongoing support.

2

3 (Securities Code 7203) May 27, 2021 To All Shareholders: President Akio Toyoda TOYOTA MOTOR CORPORATION 1, Toyota-cho, Toyota City, Aichi Prefecture Notice of Convocation of the 117th Ordinary General Shareholders? Meeting (Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan) Dear Shareholder, Please refer to the below for information about the upcoming the 117th Ordinary General Shareholders? Meeting (the ?General Shareholders? Meeting?) of Toyota Motor Corporation (?TMC?). As part of our efforts to prevent the spread of COVID-19, we give top priority to the safety and security of our stakeholders. We therefore recommend that you refrain from coming to the venue of the General Shareholders? Meeting, and that you exercise your voting rights by mail or via the Internet by no later than the close of business (5:30 pm) on Tuesday, June 15, 2021 (Japan Time). Thank you very much for your cooperation. 1. Date and time: 10:00 a.m., Wednesday, June 16, 2021 2. Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture 3. Meeting Agenda: Reports: Reports on business review, consolidated and unconsolidated financial statements for FY2021 (April 1, 2020 through March 31, 2021) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements. Resolutions: Proposed Resolution 1: Election of 9 Members of the Board of Directors Proposed Resolution 2: Election of 1 Substitute Audit & Supervisory Board Member Proposed Resolution 3: Partial Amendments to the Articles of Incorporation This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

4 Guidance on Exercise of Voting Rights Recommended methods By attending the meeting Date and time of the meeting: 10:00 a.m., June 16, 2021 (Japan Time) By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 15, 2021 (Japan Time). Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 15, 2021 (Japan Time). (1) Points to note when attending the meeting—If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass. You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.—Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.—Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders. Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies. (2) Split voting—If you intend to engage in split voting, please submit to us written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders? Meeting. (3) Matters to be disclosed via the Internet—If any revisions are made to the reference documents or attachments for the General Shareholders? Meeting, the revisions will be posted on Toyota Motor Corporation?s website (https://global.toyota/en/ir/).—The result of resolutions of this General Shareholders? Meeting will be posted on the above web site. The message from the President, etc. at the meeting will be available on our online media, ?Toyota Times.? (See P.82 for details.) (4) Other information—For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.—This year, we have suspended the provision of gifts for attendees and the free shuttle bus service between the nearby stations and the venue.

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 9 Members of the Board of Directors

The Members of the Board of Directors are selected based on comprehensive consideration of suitability with the aim of ensuring prompt, appropriate decision-making and appointing the right person to the right position. TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future according to the concept of the Toyoda Precepts*[1], which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a "mobility company" through responding to social transformation by using CASE*[2] external partnerships based on trust and friendship and internal two way interactive teamwork, while working towards the solution of the SDGs and other social challenges. For outside members of our Board of Directors, TMC expects them to draw on their broad experience and insight in advancing our business from an independent standpoint.

TMC's Board of Directors is to consist of persons with rich knowledge, deep insight and significant expertise and with consideration given to diversity. TMC's Executive Appointment Meeting, more than half the members of which are outside members of the Board of Directors, makes recommendations to the Board of Directors regarding the appointment of Members of the Board of Directors.

The tenure of the office of all nine members of the Board of Directors will expire upon the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request the appointment of 9 Members of the Board of Directors. The candidates for the positions are as follows.

*1 Please see the "Toyoda Precepts" on the opening page.
*2 "CASE" is an acronym for Connected, Autonomous / Automated, Shared, and Electric.

Highlights on Corporate Governance*[1]

(Numbers in black are numbers of people in each category)


Tenure
10+ years
2
0-4 years
Average length of tenure
7.0 YRS
1
5-9 years
6
Age
50s
3
70s
3
Average age
63 YRS
3
60s
Independence ratio*2
Outside
3
6
33%
Non-Outside
Executive Appointment Meeting*2
Outside
2
Outside Director Ratio
60%
3
Non-Outside
Executive Compensation Meeting*2
Outside
2
Outside Director Ratio
60%
3
Non-Outside
Diversity
Female or Non-Japanese
3
6
33%
Japanese Male

*1 Corporate Governance Highlights show the numbers when this proposal is approved.
*2 Shows number and ratio of outside directors to non-outside directors.

5

List of candidates for Directors

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Position / responsibilities at TMC: Meetings: Executive Appointment Meeting	Executive Compensation Meeting	Areas of responsibility	Number of BoD meetings attended *
1	Reappointed	Takeshi Uchiyamada	Male	74	23		Chairman	Chairman	Chairman of BoD	17/17 (100%)
2	Reappointed	Shigeru Hayakawa	Male	67	6				Chief Sustainability Officer	17/17 (100%)
3	Reappointed	Akio Toyoda	Male	65	21				Chief Executive Officer	17/17 (100%)
4	Reappointed	Koji Kobayashi	Male	72	3		Member	Member	Chief Risk Officer	17/17 (100%)
5	Reappointed	James Kuffner	Male	50	1				Chief Digital Officer Advanced R&D and Engineering Company	13/13 (100%)
6	Newly appointed	Kenta Kon	Male	52	–				Chief Financial Officer	–
7	Reappointed	Ikuro Sugawara	Male	64	3	Outside Independent	Member	Member		17/17 (100%)
8	Reappointed	Sir Philip Craven	Male	70	3	Outside Independent	Member	Member		17/17 (100%)
9	Reappointed	Teiko Kudo	Female	56	3	Outside Independent	Member	Member		16/17 (94%)

* Describes the status of attendance at the Board of Directors for the year ended March 31, 2021.

6

Following are the nominees

Candidate No. 1

Reappointed



Takeshi Uchiyamada

Male

August 17, 1946 (Age: 74)

Chairman of the Board of Directors

Tenure as Director

23 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

85,039 common shares

Important concurrent duties

Outside Director of JTEKT Corporation

Outside Director of MITSUI & CO., LTD.

Position and areas of responsibility

Chairman of the Board of Directors
Chairman of the Executive Appointment Meeting
Chairman of the Executive Compensation Meeting

Brief career summary

Apr.	1969	Joined TMC - Gained experience in engineering departments and contributed to the release of the World's first mass-produced hybrid electric vehicle "Prius" as Chief Engineer.
Jun.	1998	Member of the Board of Directors of TMC
Jun.	2001	Managing Director of TMC
Jun.	2003	Senior Managing Director of TMC - In charge of production engineering and manufacturing. Established global production base.
Jun.	2005	Executive Vice President of TMC
Jun.	2012	Vice Chairman of TMC
Jun.	2013	Chairman of TMC (to present) - In 2015, announced "Toyota Environmental Challenge 2050." - In 2017, as co-chair of the Hydrogen Council, initiative to promote hydrogen technologies around the world, encouraged hydrogen usage. - Holds/held posts of Chairman of METI Measurement Administration Council, Chairman of MIAC Information and Communications Council (to present), Expert Panel member of the Council for Science, Technology and Innovation, Vice Chairman of Nippon Keidanren (Japan Business Federation), Chairman of Council on Competitiveness-Nippon (COCN) (to present).

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Takeshi Uchiyamada has supervised the execution of operations by utilizing his broad and rich experience and insights in engineering and other areas as Chairman of the Board of Directors.

In particular, he has had TMC directly address environmental and various other issues that TMC faces, and promotes initiatives to further increase governance, such as the provision of objective data in messages sent to stakeholders so as not to mislead them.

Outside of TMC, he put together proposals for science and technology policies and related industry policies as Chairman of Council on Competitiveness-Nippon (COCN) in order to enhance the industry competitiveness supporting the nation's sustainable development, and endeavors to realize these proposals through an approach to administrative and relevant organizations.

As Chairman of the Board of Directors, when explaining corporate strategies to Outside Directors for improving the effectiveness of the Board of Directors meetings, he directs staff to enrich objective data and enhance risk analysis, and thereby works toward improvement.

He also serves as Chairman of the Executive Appointment Meeting as well as Chairman of the Executive Compensation Meeting and leads the formulation of appropriate proposals based on opinions shared by outside members of the Board of Directors who constitute the majority of these meetings.

Outside of TMC, he is currently serving as Chairman of MIAC Information and Communications Council, and actively engages in various activities.

<Reasons for nomination as a Board of Director candidate>

Mr. Takeshi Uchiyamada promotes the further advancement of governance by considering and reflecting on various stakeholders' perspectives. We believe that he will continue to contribute to the increase in our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

7

Candidate No.	2

Reappointed



Shigeru Hayakawa

Male

September 15, 1953 (Age: 67)

Vice Chairman of the Board of Directors

Tenure as Director

6 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

43,491 common shares

Important concurrent duties

Representative Director of Institute for International Economic Studies

Position and areas of responsibility

Chief Sustainability Officer
(Change of position to Chief Privacy Officer scheduled in June 2021)

Brief career summary

Apr.	1977	Joined Toyota Motor Sales Co., Ltd. - Gained experience in external & public affairs departments and took charge of negotiations at the forefront of U.S.-Japan trade frictions when residing in New York over two periods, for a total of eight years, until 1999.
Jun.	2007	Managing Officer of TMC
Sep.	2007	Toyota Motor North America, Inc. President - Promoted activities to gain supports in American society when facing a decline in the number of automobiles sold, etc. resulting from the Lehman Brothers bankruptcy.
Jun.	2009	Retired from Toyota Motor North America, Inc. President
Apr.	2012	Senior Managing Officer of TMC - Assumed office as the Chief Officer of the External & Public Affairs Group in 2013. Improved communication with customers, local communities, and other stakeholders from a global viewpoint.
Jun.	2015	Member of the Board of Directors and Senior Managing Officer of TMC
Apr.	2017	Vice Chairman of TMC (to present) - Served as Vice Chairman of the Nippon Keidanren (Japan Business Federation), and as Chairman of two committees of the Nippon Keidanren, namely, the Committee on U.S. Affairs and the Committee on Trade and Investment. Also served as Vice Chairman of the Board of Directors of Japan-U.S. Business Council, and as Chairman of the Amicale au Japan pour la Maison de la culture du Japon à Paris, to encourage contributions to the stability and development of international society.

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Shigeru Hayakawa has been in charge of external & public affairs for many years and has promoted the creation of an environment that encourages worldwide support of TMC's activities, even in complicated international situations, by leveraging his rich international experience and the latest information gained from his networks outside of TMC.

In particular, he serves as Chairman of Sustainability Meetings as TMC's Chief Sustainability Officer. He led efforts to improve TMC's initiatives to acquire the support of shareholders, customers, local communities, dealers and suppliers, and to enhance disclosures.

Outside of TMC, he participated in a mission to the United States of the Nippon Keidanren (Japan Business Federation) as a leader to call attention to the contributions of TMC and other Japanese companies to the United States, chiefly to an audience of federal legislators and state governors, and led initiatives to promote an understanding of those contributions. Moreover, when American VIPs visited Japan, he had a friendly talk with them as a representative of the Nippon Keidanren and led initiatives to increase the number of persons who understand the contributions of TMC and other Japanese companies.

<Reasons for nomination as a Board of Director candidate>

Mr. Shigeru Hayakawa promotes sustainability initiatives while considering geopolitical risks amid a growing sense of uncertainty worldwide. We believe that he will continue to contribute to the increase in our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

8

Candidate No.	3

Reappointed



Akio Toyoda

Male

May 3, 1956 (Age: 65)

President, member of the Board of Directors

Tenure as Director

21 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

4,792,561 common shares

Important concurrent duties

Chairman and CEO of Toyota Motor North America, Inc.

Chairman of TOWA REAL ESTATE Co., Ltd.

Chairman of Japan Automobile Manufacturers Association, Inc.

Member of the Board of Directors of DENSO CORPORATION

Representative Director of ROOKIE Racing, Inc.

Position and areas of responsibility

Chief Executive Officer

Brief career summary

Apr.	1984	Joined TMC - Gained experience in disparate departments, including production and marketing departments, and promoted the operational reform of dealers based on the Toyota Production System. He also promoted the launch of Gazoo, a website presenting information on vehicles. - Served as an executive vice president at NUMMI*1, a U.S. production joint venture, with General Motors Company in the U.S. in 1998.
Jun.	2000	Member of the Board of Directors of TMC
Jun.	2002	Managing Director of TMC
Jun.	2003	Senior Managing Director of TMC
Jun.	2005	Executive Vice President of TMC
Jun.	2009	President of TMC (to present) - Actively led on the front line during crises such as the consolidated operating deficits resulting from the Lehman Brothers bankruptcy in 2009, the large-scale recall issues in 2010 and the temporary suspension of operations resulting from the Great East Japan Earthquake and a flood in Thailand in 2011. - Attended CES, a consumer electronics trade fair, in Las Vegas, U.S., in 2018 to unveil "e-Palette," a multi-purpose commercial battery electric vehicle using autonomous driving technology and declared TMC's intention to transition to a mobility company. - After serving as a master test driver, he led the "ever-better cars manufacturing" initiative as chief officer to check how comfortable the car ride was. - Sent a message to "5.5 million coworkers in the automotive industry" as Chairman of Japan Automobile Manufacturers Association, Inc. in 2021 and promoted initiatives throughout the entire automotive industry.

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Akio Toyoda executes operations as President by utilizing his broad and rich experience and insights.

In particular, in order to further enhance alliances toward transforming into a mobility company, he builds trust relationships with many members of the top management in the industry while closely cooperating with members of work sites in "Woven City" and other projects. Through these efforts, he takes the lead in powerfully promoting initiatives throughout the group as well as the entire automotive industry, with a view to tethering them to the future.

In order to "restore the inherent characteristics of Toyota," he gives lectures himself to help the TPS*2 concept once again take root, formulates and disseminates the Toyota Philosophy, and strengthens communications with the work sites worldwide. Through these efforts, he works to spread a thorough understanding of the values that have been protected and nurtured since TMC's foundation, and to reform TMC's corporate culture. In addition, he leads the "ever-better cars manufacturing" initiative by racing as a master driver.

<Reasons for nomination as a Board of Director candidate>

Mr. Akio Toyoda promotes enhanced competitiveness throughout the group, while keenly sensing social changes. We believe that he can continue to contribute to the increase of our corporate value in this way. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

* 1 NUMMI: New United Motor Manufacturing, Inc.
* 2 TPS: Toyota Production System

Note Mr. Akio Toyoda, who is President, member of the Board of Directors, concurrently serves as an Operating Officer (President).

9

10 Candidate No. 4 Position and areas of responsibility Chief Risk Officer Member of the Executive Appointment Meeting Member of the Executive Compensation Meeting Brief career summary Apr. 1972 Joined TMC—Gained experience primarily in accounting departments and domestic marketing departments.—In charge of contacts for negotiations with General Motors Company, a joint venture partner, towards establishing NUMMI*1, our first manufacturing entity in the U.S., in 1982.—Directed the incorporation of TOYOTA FINANCE CORPORATION in 1988 and Toyota Financial Services Corporation in 2000 as chief officer, and thus contributed to establishing our financial business base. Jun. 2004 Executive Director of DENSO CORPORATION Jun. 2007 Senior Executive Director, Member of the Board of Directors of DENSO CORPORATION Jun. 2010 Executive Vice President of DENSO CORPORATION—In charge of disparate departments, including corporate departments and overseas business departments. Jun. 2015 Vice Chairman of DENSO CORPORATION Feb. 2016 Advisor of TMC Apr. 2017 Senior Advisor of TMC Jan. 2018 Operating Officer (Executive Vice President) of TMC Jan. 2018 Member of the Board of Directors of DENSO CORPORATION Jun. 2018 Retired as member of the Board of Directors of DENSO CORPORATION Jun. 2018 Member of the Board of Directors of TMC—Promoted total cost reduction initiatives, steadily advanced profitability initiatives in North America, and otherwise spearheaded the understanding and execution of TPS*2 and cost-reduction initiatives, we have been refining since TMC was in its start-up phase.—Took the lead in transferring the electronic parts business and African business to associated companies and in establishing a joint-venture urban development business with Panasonic Corporation, and executed the ?home and away? strategy to strengthen competitiveness. Apr. 2020 Member of the Board of Directors and Operating Officer of TMC (to present) Reasons for nomination as a Board of Director candidate &lt;Recent contribution&gt; Mr. Koji Kobayashi promotes initiatives to maintain a stable management base as TMC?s Chief Risk Officer. In particular, in order for the management to make concerted business decisions amid a business environment facing ongoing future uncertainties, he plays a key role so that Operating Officers and other members of management will go forward in a converged direction under the President?s leadership. He also makes efforts to raise the next generation of leaders. As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to the development of appropriate proposals by providing various opinions from a perspective of operational execution. &lt;Reasons for nomination as a Board of Director candidate&gt; Mr. Koji Kobayashi has demonstrated his leadership mainly in increasing the value of human capital and maximizing group competitiveness to ensure that TMC will prevail in an environment of unprecedented competition. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors. * 1 NUMMI: New United Motor Manufacturing, Inc. * 2 TPS: Toyota Production System Reappointed Koji Kobayashi Male October 23, 1948 (Age: 72) Member of the Board of Directors Tenure as Director 3 years Number of Board of Director meetings attended 17/17 (100%) No. and type of TMC shares owned 34,971 common shares Important concurrent duties ?

11 Candidate No. 5 Position and areas of responsibility Chief Digital Officer Brief career summary Aug. 1999 Japan Society for the Promotion of Science (JSPS) Postdoctoral Research Fellow—Conducted research at the University of Tokyo Jan. 2002 Research Scientist of Carnegie Mellon University—Conduct development of robotics as a roboticist Jan. 2005 Assistant Professor of Carnegie Mellon University Jan. 2008 Associate Professor of Carnegie Mellon University Sep. 2009 Adjunct Associate Professor of Carnegie Mellon University Sep. 2009 Research Scientist of Google Jul. 2013 Engineering Director of Google Jan. 2016 Chief Technology Officer of Toyota Research Institute Mar. 2018 Chief Executive Officer of Toyota Research Institute-Advanced Development, Inc. Mar. 2018 Executive Advisor of Toyota Research Institute Jan. 2020 Senior Fellow of TMC Jun. 2020 Member of the Board of Directors and Operating Officer of TMC (to present) Jan. 2021 Toyota Research Institute—Advanced Development, Inc. changed its corporate name to Woven Core, Inc. and was reorganized into Woven Planet Group. Jan. 2021 Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc. (to present) Reasons for nomination as a Board of Director candidate &lt;Recent contribution&gt; Dr. James Kuffner promotes the development of technologies and the building of business models to support the future of Toyota Motor Corporation as Chief Digital Officer. Specifically, he is working with cutting-edge talents to build business models for TMC as a mobility company, including initiatives to establish foundations for the provision of services connecting mobility, home, and region through the development of ?Arene,? a new software platform, and initiatives to advance cooperative works with a variety of partners in ?Woven City,? a fully-connected prototype city. Furthermore, he is currently leading changes based on his experience in order for TMC to continuously grow in the future. &lt;Reasons for nomination as a Board of Director candidate&gt; With a view to accelerating the transformation of TMC into a mobility company, Dr. James Kuffner has taken the lead in building new business models, such as software-first car manufacturing and the development of automated driving technologies, as well as the provision of mobility services with a variety of partners. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as a member of the Board of Directors. Reappointed James Kuffner Male January 18, 1971 (Age: 50) Member of the Board of Directors Tenure as Director 1 year Number of Board of Director meetings attended 13/13 (100%) No. and type of TMC shares owned 111 common shares Important concurrent duties Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc. Representative Director of Woven Core, Inc. President and Representative Director of Woven Alpha, Inc.

12 Candidate No. 6 Position and areas of responsibility Chief Financial Officer Brief career summary Apr. 1991 Joined TMC—Accumulated experience mainly in the accounting department. For a period of eight years up to 2016, made efforts to support various reforms as the secretary to President Toyoda.—In charge of deciding earnings projections, planning fund strategies, fixing the management of global fund settlement infrastructure, and procuring funds, including that of suppliers, at times of disasters, etc.—Contributed to promoting communications with investors through various activities, such as events for investors held in Japan in 2015 and in North America in 2017. Jun. 2018 Managing Officer of TMC—Served as the Deputy Chief Officer of Accounting Group, Deputy Chief Officer of General Administration & Human Resources Group, and Executive Vice President of Advanced R&D and Engineering Company Jul. 2019 Operating Officer of TMC (to present) Reasons for nomination as a Board of Director candidate &lt;Recent contribution&gt; Mr. Kenta Kon promotes the strengthening of TMC?s financial base and capital strategy as Chief Financial Officer. In particular, amid the spread of the COVID-19 pandemic he has promoted the development of the next generation of technologies, while arranging in-house activities and improving TMC?s earnings structure from the viewpoints of ?Stop, Change, Continue? based on close communication. He also promotes the efficiency of the balance sheet, while making investments to enhance competitiveness with the aim of increasing shareholder value. In March 2021 he worked to issue ?Woven Planet Bonds? in order to acquire support from the capital markets for TMC?s initiatives toward the SDGs and to ensure stable fund procurement. &lt;Reasons for nomination as a Board of Director candidate&gt; We believe that Mr. Kenta Kon will contribute to the increase of our corporate value mainly through TPS*, cost reduction, investments in the next generation of technologies, and improved bases for fund procurement, in an effort to accelerate TMC?s transformation into a mobility company. Based on these reasons, we hereby nominate him as a candidate of a member of the Board of Directors. * TPS: Toyota Production System Newly appointed Kenta Kon Male August 2, 1968 (Age: 52) Tenure as Director Number of Board of Director meetings attended No. and type of TMC shares owned 4,817 common shares Important concurrent duties

13 Candidate No. 7 Position and areas of responsibility Member of the Executive Appointment Meeting Member of the Executive Compensation Meeting Brief career summary Apr. 1981 Joined Ministry of International Trade and Industry—Resided in Washington D.C. for 3 years, from 1997, to focus on gathering information related to social security and network creation. Jul. 2010 Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry Sep. 2012 Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry—Concurrently served as an officer responsible for forming the Basic Policies for Macroeconomic Growth and made efforts to manage and execute related measures. Jun. 2013 Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry Jul. 2015 Vice-Minister of Ministry of Economy, Trade and Industry Jul. 2017 Retired from the Ministry of Economy, Trade and Industry Aug. 2017 Special Advisor to the Cabinet Jun. 2018 Retired as Special Advisor to the Cabinet Jun. 2018 Member of the Board of Directors of TMC (to present) Reasons for nomination as an outside member of the Board of Director candidate &lt;Recent contribution&gt; Mr. Ikuro Sugawara has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors. Specifically, by utilizing his experience and knowledge in policy-making and organizational management cultivated when serving as a public officer, he accurately pointed out the need to emphasize political developments in other regions/countries and to manage businesses by considering customer needs and ESG, based on trends in capital markets mainly from the viewpoints of the present international context. As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by making comments on various issues including the need for further improvements in examination methods. &lt;Reasons for nomination as an outside member of the Board of Director candidate&gt; Mr. Ikuro Sugawara is able to give advice on our responses to complicated international situations from an independent standpoint by utilizing his high level of expertise and broad network. We believe that he will continue to contribute to the increase of our corporate value. Based on these reasons, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors. &lt;Independence of Outside Director&gt; There is no special interest between the Group and Mr. Ikuro Sugawara. TMC has determined that there are no conflicts of interest with shareholders and investors. Notes: 1. Registration of independent director Mr. Ikuro Sugawara is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration. 2. Outline of limited liability agreement TMC has entered into a limited liability agreement with Mr. Ikuro Sugawara to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the ?Companies Act?) to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him. Reappointed Outside Independent Ikuro Sugawara Male March 6, 1957 (Age: 64) Member of the Board of Directors Tenure as Director 3 years Number of Board of Director meetings attended 17/17 (100%) No. and type of TMC shares owned ? Important concurrent duties ?

Candidate No.	8

Reappointed

Outside

Independent



Sir Philip Craven

Male

July 4, 1950 (Age: 70)

Member of the Board of Directors

Tenure as Director

3 years

Number of Board of Director meetings attended

17/17 (100%)

No. and type of TMC shares owned

—

Important concurrent duties

—

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Jul.	1989	Founding President of the International Wheelchair Basketball Federation
Dec.	2001	President of the International Paralympic Committee - Promoted the standing of the Paralympic games through various reforms. Successfully organized the Paralympics in parallel with the Olympic games during the 2008 Beijing Olympic & Paralympic Games and promoted the realization of a global society where any person can display his/her own character and full ability when given the opportunity.
Jul.	2002	Retired as President of the International Wheelchair Basketball Federation
Sep.	2017	Retired as President of the International Paralympic Committee
Jun.	2018	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Sir Philip Craven has supervised the execution of operation from an independent standpoint as an outside member of the Board of Directors.

Specifically, by utilizing his experience and knowledge obtained from leading international organizations, he has contributed to the discussions mainly through accurately pointing out the importance of human resource development and the transmission of information on sustainability initiatives.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by providing various opinions on matters such as the importance of diversity.

<Reasons for nomination as an outside member of the Board of Director candidate>

Sir Philip Craven will continue to contribute to the increase of TMC's corporate value by utilizing his expertise obtained through management of international organizations and reflecting viewpoints of various stakeholders. Based on these reasons, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

Sir Philip Craven served as an executive of the International Paralympic Committee. Although TMC and the International Paralympic Committee engage in business transactions, TMC has determined that there are no conflicts of interest with shareholders and investors as a reasonable period of time has passed since his retirement.

Notes: 1. Registration of independent director

Sir Philip Craven is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Sir Philip Craven to limit the amount of liabilities as stipulated in Article 423, Paragraph1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

14

Candidate No.	9

Reappointed

Outside

Independent



Teiko Kudo

Female

May 22, 1964 (Age: 56)

Member of the Board of Directors

Tenure as Director

3 years

Number of Board of Director meetings attended

16/17 (94%)

No. and type of TMC shares owned

1,441 common shares

Important concurrent duties

Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc.

Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1987	Joined Sumitomo Bank - Joined the bank as one of the first female management trainees. Engaged in project finance, worked in Hong Kong for 3 years, and held key senior positions, such as Head of Environmental Solutions and Head of Growth Industry Cluster. Managed projects related to infrastructure, renewable energy and natural resource development in and outside of Japan. Also led several projects to support growth areas such as new energy, natural resources, environment, AI and Robotics as well as finance when serving as Head of Growth Industry Cluster.
Apr.	2014	Executive Officer of Sumitomo Mitsui Banking Corporation
Apr.	2017	Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Jun.	2018	Member of the Board of Directors of TMC (to present)
Apr.	2020	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Apr.	2020	Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc.
Mar.	2021	Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present)
Apr.	2021	Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc. (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>

Ms. Teiko Kudo has supervised execution of operation from an independent standpoint as an outside member of the Board of Directors.

Specifically, she has contributed to the effective use of capital and risk management of TMC including precise advice on the importance of examining adequacy and effects of investments when making alliances and of being aware of potential risks in regions/countries.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, she has contributed to the development of appropriate proposals by making comments from a number of perspectives, including validating the appropriateness of various matters through confirming the background and reasons.

<Reasons for nomination as an outside member of the Board of Director candidate>

Ms. Teiko Kudo possesses a high level of expertise in the realm of finance. We believe that she will continue to contribute to the increase of our corporate value, especially through her advice on the effective use of capital and risk management issues. As such, we hereby nominate her as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>

Ms. Teiko Kudo is a Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation, with which TMC has business transactions. However, in light of scale of the transactions, TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent director

Ms. Teiko Kudo is a candidate to become an outside member of the Board of Directors. She is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Ms. Teiko Kudo to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of her reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with her.

15

16 Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders? Meeting (5/12/2021), except for the information of the number and type of TMC shares owned, which is as of 3/31/2021. 2: Outline of directors and officers liability insurance agreement TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, and Executive Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors? and officers? execution of duties. The current agreement will expire in July 2021, and TMC plans to renew the agreement with similar provisions.

Proposed Resolution 2: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate for the position of a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for the current Outside Audit & Supervisory Board Members, Ms. Yoko Wake, Mr. Hiroshi Ozu, and Mr. Nobuyuki Hirano. In the event the candidate becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor's term.

This resolution shall be effective until the commencement of the next Ordinary General Shareholders' Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders' Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

Reappointed



Ryuji Sakai

Male

August 7, 1957 (Age: 63)

Substitute Audit & Supervisory Board Member

No. and type of TMC shares owned

—

Important concurrent duties

Attorney

Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.

Brief career summary

Apr.	1985	Registered as attorney joined Nagashima & Ohno
Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
Jan.	1995	Partner, Nagashima & Ohno
Jan.	2000	Partner, Nagashima Ohno & Tsunematsu (to present)

Reasons for nomination as a Substitute Outside Audit & Supervisory Board Member candidate

Mr. Ryuji Sakai possesses a wealth of experience and highly specialized knowledge acquired through his many years of activities, mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising, and M&A. As such, we believe that he is capable of adequately executing his duties and hereby nominate him as a candidate to continue as a Substitute Outside Audit & Supervisory Board Member.

Notes: 1. The information included in the above table is as of the date of this reference document for this General Shareholders' Meeting (5/12/2021) except for the information of the number and type of TMC shares owned, which is as of 3/31/2021.

2. Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:

(1) Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.

(2) Outline of limited liability agreement
Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC plans to enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(3) Outline of directors and officers liability insurance agreement
Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, he will be included as an insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

17

18 Proposed Resolution 3: Partial Amendments to the Articles of Incorporation 1. Reason for Amendments TMC cancelled all of its Model AA Class Shares on April 3, 2021. Accordingly, we propose to delete corresponding provisions and make other necessary amendments. 2. Details of Amendments The details of amendments to be made are as follows. We propose that the following amendments be made effective upon the conclusion of the General Shareholders? Meeting: (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments Article 5. (Total Number of Authorized Shares, etc.) Article 5. (Total Number of Authorized Shares) The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000), and the total number of authorized shares in each class of class shares shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to First Series Model AA Class Shares through Fifth Series Model AA Class Shares shall not exceed one hundred fifty million (150,000,000). Common Shares: ten billion (10,000,000,000) shares First Series Model AA Class Shares: fifty million (50,000,000) shares Second Series Model AA Class Shares: fifty million (50,000,000) shares Third Series Model AA Class Shares: fifty million (50,000,000) shares Fourth Series Model AA Class Shares: fifty million (50,000,000) shares Fifth Series Model AA Class Shares: fifty million (50,000,000) shares The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000). Article 6. (Number of Shares Constituting One Unit (tangen) and Rights to Shares Constituting Less than One Unit (tangen)) Article 6. (Number of Shares Constituting One Unit (tangen) and Rights to Shares Constituting Less than One Unit (tangen)) 1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100) with respect to Common Shares and each class of Model AA Class Shares. 1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100).

19 (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments 2. The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the following: (1) the rights provided for in each Item of Article 189, Paragraph 2 of the Corporation Act (Kaisha-hou); and (2) the rights provided for in Article 166, Paragraph 1 of the Corporation Act, in respect of the right provided for in Article 18 of the Articles of Incorporation. 2. The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the rights provided for in each Item of Article 189, Paragraph 2 of the Corporation Act (Kaisha-hou). (Deleted) Article 8. (Absence of seller put options when the Corporation acquires Model AA Class Shares) (Deleted) If the Corporation decides to acquire some or all of the Model AA Class Shares held by any holder of Model AA Class Shares (?Model AA Class Shareholder?) under an agreement with such Model AA Class Shareholder pursuant to a resolution of the general meeting of shareholders, and further decides to notify such Model AA Class Shareholder of matters prescribed in any item of Article 157, Paragraph 1 of the Corporation Act, the provisions of Article 160, Paragraphs 2 and 3 of such act shall not apply. Articles 9 and 10 (Omitted) Articles 8 and 9 (The same as the current provisions) Article 11. (Record Date) Article 10. (Record Date) 1. The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year. 2. The preceding paragraph shall apply mutatis mutandis to class meetings, where the relevant class meeting is to be held on the same date as an ordinary general meeting of shareholders. 3. In addition to the case provided for in the preceding two (2) paragraphs, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so. 1. The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year. (Deleted) 2. In addition to the case provided for in the preceding paragraph, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so. CHAPTER III. Model AA Class Shares (Deleted) Article 12. (AA Dividends) (Deleted)

20 (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments 1. In the event that the Corporation pays dividends from surplus as provided for in Article 46, Paragraph 1 of these Articles, it shall pay in cash year-end dividends from surplus in the amount specified below (?AA Dividends?) to Model AA Class Shareholders or registered pledgees of Model AA Class Shares (?AA Registered Pledgees?) entered or recorded in the final register of shareholders as of the record date for the dividends, in preference to holders of Common Shares (?Common Shareholders?) or registered pledgees of Common Shares (?Common Share Registered Pledgees?), respectively; provided that if AA Interim Dividends, as provided for in Article 13 of these Articles, have been paid during the fiscal year in which the record date falls, the amount of the AA Interim Dividends so paid shall be deducted from such AA Dividends. First Series Model AA Class Shares through Fifth Series Model AA Class Shares: An amount per Model AA Class Share calculated by multiplying the amount per relevant Model AA Class Share paid to the Corporation as consideration by a rate to be determined by the Board of Directors prior to the issuance of each Model AA Class Share (subject to a maximum of 5%). 2. If the amount of the dividends from surplus paid in cash to Model AA Class Shareholders or AA Registered Pledgees is less than the prescribed amount of AA Dividends in any fiscal year, the amount of the shortfall per Model AA Class Share (?Cumulative Unpaid Dividends?) shall be carried forward and accumulated in the following fiscal year and thereafter. With respect to the Cumulative Unpaid Dividends, dividends from surplus shall be paid in cash to Model AA Class Shareholders or AA Registered Pledgees until such payment reaches the amount of the Cumulative Unpaid Dividends per Model AA Class Share, in preference to the payment of dividends from surplus as provided in the preceding paragraph or Article 13 of these Articles.

21 (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments 3. No distribution of dividends from surplus shall be made to any Model AA Class Shareholder or AA Registered Pledgee in excess of the amount of AA Dividends, except for a distribution from surplus in the process of a corporate split (kyushu-bunkatsu) by the Corporation pursuant to Article 758, Item 8 (ii) or Article 760, Item 7 (ii) of the Corporation Act, or a distribution from surplus in the process of a corporate split (shinsetsu-bunkatsu) by the Corporation pursuant to Article 763, Paragraph 1, Item 12 (ii) or Article765 Paragraph 1, Item 8 (ii) of such act, in which case, the distribution from surplus shall be made to all Model AA Class Shareholders or AA Registered Pledgees simultaneously and in the same proportion as that made to any Common Shareholders or Common Share Registered Pledgees. Article 13. (AA Interim Dividends) (Deleted) In the event that the Corporation pays dividends from surplus as provided in Article 46, Paragraph 2 of these Articles, the Corporation shall pay an amount equivalent to one-half of the prescribed amount of AA Dividends in cash as interim dividends (?AA Interim Dividends?) per Model AA Class Share to Model AA Class Shareholders or AA Registered Pledgees entered or recorded in the final register of shareholders as of the record date with respect to such AA Interim Dividends, in preference to Common Shareholders or Common Share Registered Pledgees. Article 14. (Distribution of residual assets) (Deleted) 1. In the event of a distribution by the Corporation of its residual assets, the Corporation shall pay the amount set forth below in cash to Model AA Class Shareholders or AA Registered Pledgees, in preference to Common Shareholders or Common Share Registered Pledgees, respectively. First Series Model AA Class Shares through Fifth Series Model AA Class Shares: An amount per Model AA Class Share determined by resolution of the board of directors or an amount calculated under a formula determined by resolution of the board of directors, in either case based on the amount per relevant Model AA Class Share paid to the Corporation as consideration (?Base Price?).

22 (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments 2. No distribution of residual assets shall be made to Model AA Class Shareholders or AA Registered Pledgees other than as provided in the preceding item. Article 15. (Voting rights) (Deleted) Model AA Class Shareholders shall have voting rights exercisable at general meetings of shareholders of the Corporation. Article 16. (Consolidation of shares, stock split or gratis allotment of shares) (Deleted) 1. The Corporation shall effect any consolidation of shares or stock split simultaneously and in the same proportion with respect to Common Shares and Model AA Class Shares. 2. If the Corporation grants its shareholders rights to receive any allotment of shares offered for subscription or stock acquisition rights offered for subscription, the Corporation shall grant Common Shareholders rights to receive Common Shares or stock acquisition rights for Common Shares and shall grant Model AA Class Shareholders rights to receive Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion. 3. If the Corporation makes a gratis allotment to its shareholders of shares or stock acquisition rights, the Corporation shall make the gratis allotment to Common Shareholders of Common Shares or stock acquisition rights for Common Shares, and shall make the gratis allotment to Model AA Class Shareholders of Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion. Article 17. (Shareholder?s conversion right into Common Shares) (Deleted)

23 (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments Model AA Class Shareholders may, at certain times specified therefor in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares held by such Model AA Class Shareholders in exchange for Common Shares, in numbers determined by formula specified in such resolutions. Any fractions of less than one share among Common Shares to be delivered in exchange for such Model AA Class Shares shall be disregarded, in which case payment of money, as provided in Article 167, Paragraph 3 of the Corporation Act, shall not be made. Article 18. (Shareholder?s cash put option) (Deleted) Model AA Class Shareholders may, at certain times specified as put option periods in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price. If the demand for acquisition exceeds the amount available for distribution as of the date of demand for such acquisition, as specified in Article 461, Paragraph 2 of the Corporation Act, Model AA Class Shares to be acquired by the Corporation shall be determined by resolution of its board of directors, and the cash put option in respect of Model AA Class Shares not so acquired shall be deemed not to have been exercised. Article 19. (Corporation?s cash call option) (Deleted) After the lapse of the period specified in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares following the issue of the relevant Model AA Class Shares, at an acquisition date separately determined by resolution of the board of directors of the Corporation, the Corporation may acquire all of the relevant Series of Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price.

24 (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments Article 20. (Priority) (Deleted) Each Model AA Class Share shall rank pari passu with every other Model AA Class Share in respect of the AA Dividends, the AA Interim Dividends, the distributions from surplus provided for in the exceptions to Article 12, Paragraph 3, and the distribution of residual assets. Article 21. (Restrictions on transfer) (Deleted) 1. Acquisition of Model AA Class Shares by means of transfer will require the approval of the board of directors of the Corporation. 2. In the event that a tender offer as provided in Article 27-2, Paragraph 6 of the Financial Instruments and Exchange Act is commenced for Model AA Class Shares and any Model AA Class Shareholder tenders its Model AA Class Shares, upon the delivery of Model AA Class Shares or other transfer upon settlement, the Board of Directors shall be deemed to have given approval as set forth in the preceding paragraph. Article 22. (Prescription Period) (Deleted) The provisions of Article 46, Paragraph 4 and Article 47 of these Articles shall apply mutatis mutandis to the payment of AA Dividends and AA Interim Dividends. CHAPTER IV. GENERAL MEETINGS OF SHAREHOLDERS CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS Articles 23—27 (Omitted) Articles 11—15 (The same as the current provisions) Articles 28. (Resolutions at class meetings) (Deleted) 1. The provisions of Articles 25, 26 and 27 of these Articles shall apply mutatis mutandis to class meetings. 2. The provisions of Article 24, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 1 of the Corporation Act. 3. The provisions of Article 24, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 2 of the Corporation Act.

25 (Underlined part indicates amendment) Current Articles of Incorporation Proposed Amendments 4. No resolution of a class meeting of Model AA Class Shareholders shall be required in respect of any act prescribed in any item of Article 322, Paragraph 1 of the Corporation Act, unless otherwise specifically provided by law or regulation. 5. No resolution of a class meeting of Model AA Class Shareholders shall be required under the provisions of Article 199, Paragraph 4 or Article 238, Paragraph 4 of the Corporation Act. CHAPTER V. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS CHAPTER IV. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS Articles 29—36 (Omitted) Articles 16—23 (The same as the current provisions) CHAPTER VI. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD Articles 37—43 (Omitted) Articles 24—30 (The same as the current provisions) CHAPTER VII. ACCOUNTING AUDITOR CHAPTER VI. ACCOUNTING AUDITOR Articles 44 (Omitted) Articles 31 (The same as the current provisions) CHAPTER VIII. ACCOUNTS CHAPTER VII. ACCOUNTS Articles 45—47 (Omitted) Articles 32—34 (The same as the current provisions)

26 Attachment to the Notice of Convocation of the 117th Ordinary General Shareholders? Meeting Business Report (Fiscal Year under review: April 1, 2020 through March 31, 2021) 1. Outlook of Associated Companies (1) Progress and Achievement in Operation General Economic Environment in FY2021 Reviewing the general economic environment for the fiscal year ended March 2021 (?FY2021?), the world economy declined significantly in April through June, due to the impact of COVID-19 continuing from the previous fiscal year. Although there was a moderate recovery from July onwards due to the resumption of economic activities and implementation of economic stimulus measures in each country, economic growth remained negative throughout the year. Automotive markets too saw figures fall substantially from FY2020 in many regions mainly due to the effects of the suspension of operations at factories and the suspension of business at dealers worldwide, with the exception of some regions such as China where the impact of the pandemic was limited. Overview of Operations In this business environment, the Toyota group worked on what we needed to do now, focusing on improvement activities at our work sites. At our production sites, we used our time during the suspension of production lines to produce masks, face shields and foot-operated sanitizer stands, leveraging our monozukuri (manufacturing) capabilities and the Toyota Production System (TPS). On the sales front, we promoted efforts across the world to build relationships with our customers in a contactless manner by way of online sales. The online environment enabled top management to communicate with relevant parties around the world, thus facilitating timely information sharing concerning the situation in each region and prompt decision-making. In addition, based on the idea of doing what is expected as expected, we launched various new models in the fiscal year ended March 2021 as planned. The new ?Harrier, ? an SUV for the new era, was designed to resonate with the heart of the driver, with a focus on sensory quality from the first moment of seeing, riding and driving off in it, rather than relying on utility or numerical performance. The new ?MIRAI? features a design that appeals to the senses, a distinctive driving experience, industry-leading innovation, and cruising range that gives peace of mind as its concept, while generating zero emissions, and will serve as a new departure point for creating a hydrogen-based society of the future. In the Lexus brand, we launched the ?UX 300e,? which offers the high-quality driving performance and excellent quietness unique to Lexus battery electric vehicles (BEVs), the high reliability and convenience of the electrification technology cultivated in the manufacture of hybrid models, and the distinctive design and high functionality of the Lexus ?UX.? ?GR Yaris? is the first Toyota vehicle developed with the reversed concept of turning a motorsports car into a production car. The car was evaluated by master driver Morizo and non-Toyota professional drivers from the early stages of development, and even after it was unveiled at the Tokyo Auto Salon 2020, it underwent a repeated cycle of evaluation and improvement at the circuit before it was finally launched.

As a result of our efforts to further streamline costs following the Lehman Brothers bankruptcy and the "ever-better cars manufacturing" initiative, the compact car, "Yaris," won the Car of the Year in Europe, a place where people have continued to have strong passion for cars in its long automotive history. The award recognized Yaris's fun-to-drive features and fuel efficiency as a hybrid electric vehicle (HEV).

In this way, we have actively improved our product lineup to meet customer needs and the demands of society, and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. Consequently, global vehicle sales, including the Daihatsu and Hino brands, only decreased by 537 thousand units (or 5.1%) from FY2020 to 9,920 thousand units. Going forward, we will continue to accelerate local production and development in order to contribute to countries and regions around the world.

In Japan, we began making all vehicle models available through all sales outlets in 2020. By making vehicles and all possible services related to mobility available to customers through any outlet, we aim to be able to provide at an early stage services that more closely meet the needs of our customers. Moreover, in our "KINTO" car subscription service, which is in response to the shift from "owning" cars to "using" cars, we are enhancing the product by expanding the lineup of cars offered and introducing additional subscription plans. Furthermore, for used vehicles, we launched the "Toyota Used Vehicle Online Store," a service that provides everything customers need to complete the purchase of a used vehicle online, from quotation through to contracting.



TPS support for the production of medical protective gowns



Face shields

LEXUS



U X300e

TOYOTA



Harrier



GR Yaris

27

Consolidated Financial Results for FY2021

In the announcement of our financial results for FY2020 in May 2020, we provided a consolidated operating income forecast of "500 billion yen," as a guidance for those involved in the automotive industry, as we appreciated that it was a difficult time to predict the future. As a result of our efforts to do "what was expected as expected" together with people who work at dealers, suppliers, carriers, gas stations and all stakeholders, for FY2021, consolidated sales revenues decreased by 2,651.9 billion yen (or 8.9%) to 27,214.5 billion yen compared with FY2020 and consolidated operating income decreased by 201.4 billion yen (or 8.4%) to 2,197.7 billion yen compared with FY2020. Consolidated net income attributable to Toyota Motor Corporation increased by 209.1 billion yen (or 10.3%) to 2,245.2 billion yen compared with FY2020.



The breakdown of consolidated sales revenues is as follows:

Yen in millions unless otherwise stated

	FY2021 (April 2020 through March 2021)	FY2020 (April 2019 through March 2020)	Increase (Decrease)	Change (%)
Vehicles	20,509,606	22,647,701	(2,138,095)	(9.4)
Parts and components for production	1,287,053	1,197,089	89,964	7.5
Parts and components for after service	2,049,187	2,170,448	(121,261)	(5.6)
Other	752,000	755,141	(3,141)	(0.4)
Total Automotive	24,597,846	26,770,379	(2,172,533)	(8.1)
Financial Services	2,137,195	2,172,854	(35,659)	(1.6)
Other	479,553	923,314	(443,761)	(48.1)
Total	27,214,594	29,866,547	(2,651,954)	(8.9)

Notes:

1. Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") from the fiscal year ended March 31, 2021.
   In addition, consolidated financial statements for the fiscal year ended March 31, 2020 are also presented in accordance with IFRS.
2. The amounts represent sales revenues from external customers.
3. Sales revenues do not include consumption taxes, etc.

28

(2) Funding

Funds necessary for the automotive business are mainly financed with funds from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2021 was 25,659.6 billion yen.

Taking into consideration our funding plans, which take into account the risk that COVID-19 will have a prolonged impact, and market trends, in April 2020 we entered into loan agreements and began borrowing funds in an aggregate amount of 1,250.0 billion yen with multiple domestic financial institutions. We also issued "Woven Planet Bonds" (amount paid into TMC totaled 529.6 billion yen) in March 2021 to raise funds for projects that contribute to the U.N. Sustainable Development Goals (SDGs).

(3) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the improvement of technological capabilities and productivity to strengthen our competitiveness. As a result, consolidated capital expenditures for FY2021 were 1,293.2 billion yen.

As for R&D expenditures, we aspired to reinforce advanced development for the future in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2021 were 1,090.4 billion yen.

(4) Consolidated Financial Summary

Yen in millions unless otherwise stated

	FY2018 (April 2017 through March 2018)	FY2019 (April 2018 through March 2019)	FY2020 (April 2019 through March 2020)		FY2021 (April 2020 through March 2021)
	US GAAP	US GAAP	US GAAP	IFRS	IFRS
Sales revenues	29,379,510	30,225,681	29,929,992	29,866,547	27,214,594
Operating income	2,399,862	2,467,545	2,442,869	2,399,232	2,197,748
Net income attributable to Toyota Motor Corporation	2,493,983	1,882,873	2,076,183	2,036,140	2,245,261
Basic earnings per share attributable to Toyota Motor Corporation (yen)	842.00	650.55	735.61	727.47	803.23
Total shareholders' equity	19,922,076	20,565,210	21,241,851	21,339,012	24,288,329
Total assets	50,308,249	51,936,949	52,680,436	53,972,363	62,267,140

Note: The Consolidated Financial Summary is presented using the names of accounting line items under IFRS.

29

30 (5) Issues to be Addressed As the automotive industry faces a once-in-a-century transformational period, we have once again returned to our founding philosophy, summarizing the spirit we have maintained since the creation of the ?Toyoda Principles? to formulate the ?Toyota Philosophy? as our signpost for an era when the future is difficult to foresee. We have defined our mission as ?Producing Happiness for All,? and have clarified our view that we will continue to pursue our customers? happiness, even if the products we produce change. We believe that taking action to realize our vision of creating ?mobility for all? translates into taking care of our ?home planet,? similar to our hometown or home country, and leads to sustained efforts to achieve the aims of the SDGs to ?build a better world? while ensuring that ?no one will be left behind.? We are accelerating our efforts to address carbon neutrality and other social challenges, and to manage rapid technological innovations such as automated driving and connected vehicles. We are also promoting digitalization as a platform for open collaboration with a wide range of companies, and creating an environment for obtaining necessary information when needed. The following are the details of our efforts that we are focusing on in particular. 1) Electrification It is essential to promote the electrification of vehicles to achieve carbon neutrality. The Toyota group continues to contribute to the reduction of CO2 emissions by offering various options such as hybrid electric vehicles (HEVs), plug-in hybrid electric vehicles (PHEVs), battery electric vehicles (BEVs), and fuel cell electric vehicles (FCEVs) according to customer needs that may vary depending on the energy situation, infrastructure development status and uses of vehicles in each country or region, and by further promoting the popularization of electrified vehicles. Since the rollout of the first-generation ?Prius,? we have developed a full lineup of electrified vehicles without being satisfied with just HEVs, a single technology, and now offer a wide range of electrified vehicles worldwide, including 45 HEV models, 4 PHEV models, 4 BEV models and 2 FCEV models. For HEVs, which are our main type of electrified vehicles, we will improve the performance of the Toyota Hybrid System and develop various models, such as high-powered models and simplified models, and thereby expand our product lineup that meets various needs. To expand the sales of electrified systems, we will work with BluE Nexus Corporation to increase our competitiveness in products related to electrification as well as to enhance our technical support and services provided to our customers. With regard to BEVs, we launched the two-seater ?C+pod? ultra-compact battery electric vehicle to corporate users, local governments and other organizations in Japan, with a view to build new business models. We will take this opportunity to provide new services unique to BEVs in an empirical manner. In China, we launched the ?C-HR EV? and ?IZOA EV?, the first BEVs to be launched under the Toyota brand. Furthermore, We are planning to launch fifteen models including seven models of the ?Toyota bZ series? globally by 2025. In order to promote the use of hydrogen, including the use of FCEVs, in addition to marketing the ?MIRAI,?

31 which has achieved significant improvements in performance, we will also develop a product that packages a fuel cell (FC) system into a compact module, and work with various FC product companies to promote the widespread use of FC technologies in a variety of applications, including mobility such as trucks, buses, trains and ships, as well as stationary generators. We have also established the Japan Hydrogen Association (JH2A) and are working to find new partners to make, carry and use hydrogen. In addition to promoting the spread of electrified vehicles, we will work to create a carbon neutral society for the entire life cycle from production through sales, disposal and recycling. 2) Safety and automated driving The Toyota group is engaged in the development and promotion of automated driving technology with the aim of completely eliminating traffic injuries and fatalities and providing safe, secure and smooth mobility to all. The development philosophy, ?Mobility Teammate Concept,? is about building relationships between people and vehicles as if they were teammates. The new ?LS? and new ?MIRAI? are equipped with the new Advanced Drive function of Lexus Teammate and Toyota Teammate, the latest in Toyota?s advanced driving assist technologies, to assist diving operations on expressways and motor-vehicle-only roadways. In order to provide our safety technologies to more customers, we are also adopting our latest preventive safety package for new models and developing a new ?Acceleration Suppression Function.? Furthermore, we started to offer free access to our ?THUMS? virtual human body model software, which enables computer simulation and analysis of injuries caused in vehicle collisions, for use by a wide variety of users from 2021. Through this, we are working to further enhance vehicle safety across the entire automotive industry, and to help realize a safe society. 3) Connected cars and Mobility as a Service (MaaS) The Toyota group is expanding and developing new functions for its Mobility Service Platform (MSPF), an ecosystem for openly providing various functions needed for mobility services. Going forward, we will expand our collaboration with Amazon Web Services, Inc. and enhance our foundations for accumulating and using MSPF?s big data in readiness for the huge volume of data transactions expected in the future. At the same time, we will build a foundation for streamlined and secure group-wide sharing of big data. Also, as a new function on the MSPF, we have developed an operations management system to support the providing of services that will enable practical use of the e-Palette, a BEV for autonomous mobility as a service (Autono

32 MaaS) applications.* In anticipation of the coming future society in which towns, homes, people and cars are all connected, we will address social challenges through the development of new services that enrich people’s lives and the utilization of big data. * Combination of ?autonomous? and ?mobility as a service,? describing Toyota’s mobility services using automated driving vehicles. 4) Software-first In order to provide new technologies and services to our customers in a timely manner, we will make a shift from the conventional hardware-driven vehicle development to a ?software-first? approach that undertakes product development starting with software. The launching of the new ?LS? and new ?MIRAI? equipped with ?Advanced Drive? in April 2021 is our first step in achieving our concept of ?software-first.? Even after customers purchase our products, we will continue to improve safety and add new functions through software updates. As a basis of these software updates, vehicles will be equipped with state-of-the-art hardware with high performance in perception, calculation, and reliability (or redundancy). Through these means, we will provide even greater added value to our customers. The software-platform that will form the foundation for new development, ?Arene,? will accelerate development and enable the verification of safety, application to various applications, and collaborations with numerous partners. In addition, our Automated Mapping Platform gathers information on the cloud and creates maps that are updated accurately in real time, on a global scale. In order to effectively and efficiently enhance this type of development capabilities, in January 2021, Toyota Research Institute—Advanced Development, Inc. transitioned to a new structure consisting of Woven Planet Holdings, Inc., a holding company, Woven Core, Inc. and Woven Alpha, Inc., both operating companies, Woven Capital, L.P., an investment fund. Under the vision of ?Mobility to Love, Safety to Live,? we will move forward with our development efforts with the goal of providing safety, security and freedom of mobility to everyone. 5) Woven City Woven City, announced in January 2020, got off to a new start after the groundbreaking ceremony held on

33 February 23, 2021. We will develop a site at Toyota Motor East Japan, Inc.?s Higashi Fuji Plant to create a living laboratory where we can introduce and verify technologies such as automated driving, MaaS, personal mobility, robotics, smart homes and artificial intelligence (AI) in a real-world environment that people live in. In anticipation of an era in which all goods and services that support people?s lives will be connected, our aim is to continue creating new value and business models by speeding up the cycle of development and verification of technologies and services in this city. Woven City will be an ?ever-evolving city? that is constantly evolving and improving, by adopting Toyota?s Kaizen method which is to think that ?there is always a better way.? By centering on people and imagining the life of each resident, and by demonstrating future technologies in both the virtual and real world, we believe that we can propose new value and lifestyles for the mobility of people, goods and information. We will work with various partner companies and researchers to create the new city in our quest to create an even-better way of life and mobility for all. The Toyota group will keep moving forward steadily together with the 5.5 million people working in the automotive industry in Japan, as well as various stakeholders around the world, in order to create a mobility society of the future where everyone is free to move. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

34 (6) Policy on Distribution of Surplus by Resolution of the Board of Directors TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends, seeking to maintain and improve upon the consolidated payout ratio of 30% to shareholders. With regard to the repurchase of shares of our common stock, TMC will flexibly repurchase its common stock while comprehensively considering factors such as its investment in growth, level of dividends, cash reserves and the price level of its common stock in order to promote capital efficiency. With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of our customers.

(7) Main Business

The Toyota group's business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.
Financial Services Operations	Auto sales financing, Leasing, etc.
Other Operations	Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Toyota Technical Center Higashi-Fuji	Shizuoka Prefecture
Toyota Technical Center Shimoyama	Aichi Prefecture

<Domestic and overseas subsidiaries>
Please see section "(10) Status of Principal Subsidiaries."

(9) Employees

Number of employees	Increase (Decrease) from end of FY2020
366,283	+4,376

35

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Japan			million yen		
	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00	Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00	Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00	Manufacture and sales of automobiles
	TOYOTA Mobility Tokyo Inc.	Tokyo	18,100	100.00	Sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00*	Finance of automobile sales, Card business
	Toyota Mobility Parts Co., Ltd.	Aichi Prefecture	15,000	54.08*	Sales of automobile parts
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00	Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00	Manufacture and sales of automobiles
	Daihatsu Motor Kyushu Co., Ltd.	Oita Prefecture	6,000	100.00*	Manufacture and sales of automobiles
	Cataler Corporation	Shizuoka Prefecture	551	56.51	Manufacture and sales of automobile parts
North America			in thousands		
	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00*	Sales of automobiles
	Toyota Motor Manufacturing de Baja California, S .de R.L.de C.V.	Mexico	USD 239,949	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00	Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00	Sales of automobiles
Europe			in thousands		
	Toyota Motor Europe NV/SA	Belgium	EUR 3,504,468	100.00	Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 268,078	100.00*	Manufacture and sales of automobiles
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00*	Finance of automobile sales
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 137,350	100.00*	Finance of automobile sales
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00*	Sales of automobiles
	Toyota Motor Manufacturing Turkey Inc.	Turkey	TRY 150,165	90.00*	Manufacture and sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 4,875,189	100.00*	Manufacture and sales of automobiles

36

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Asia			in thousands		
	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00	Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 4,100,000	100.00*	Finance of automobile sales
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00	Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00	Sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 18,100,000	87.43*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43	Manufacture and sales of automobiles
	Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00*	Production support for entities in Asia
Other			in thousands		
	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00	Sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 6,368,980	100.00	Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00*	Manufacture and sales of automobiles

Notes:

1. * Indicates that the ownership interest includes such ratio of the subsidiaries.
2. The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

37

38 2. Status of Shares (1) Total Number of Shares Authorized 10,000,000,000 shares (2) Total Number of Shares Issued Common Shares 3,262,997,492 shares First Series Model AA Class Shares 47,100,000 shares Note: All first series Model AA class shares were cancelled as of April 3, 2021. (3) Number of Shareholders 512,745 (4) Major Shareholders Name of Shareholders Number of Shares Percentage of Shareholding (1,000 shares) (%) Common Shares First series Model AA Class Shares Total Custody Bank of Japan, Ltd. 365,837 180 366,017 12.99 Toyota Industries Corporation 238,466 ? 238,466 8.46 The Master Trust Bank of Japan, Ltd. 220,666 ? 220,666 7.83 Nippon Life Insurance Company 126,780 560 127,340 4.52 JPMorgan Chase Bank, N.A. (Standing Proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.) 107,277 ? 107,277 3.81 DENSO Corporation 89,915 ? 89,915 3.19 State Street Bank and Trust Company (Standing Proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.) 69,985 ? 69,985 2.48 Mitsui Sumitomo Insurance Company, Limited 56,814 ? 56,814 2.02 The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy: Sumitomo Mitsui Banking Corporation) 54,467 ? 54,467 1.93 Tokio Marine & Nichido Fire Insurance Co., Ltd. 51,064 ? 51,064 1.81 Notes: 1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the depositary for holders of TMC’s American Depositary Receipts (ADRs). 2. The percentage of shareholding is calculated after deducting the number of shares of treasury stock (491,435 thousand shares) from the total number of shares issued.

39 (5) Status of Shares Issued as Consideration for the Execution of Duties to Members of the Board of Directors and Audit & Supervisory Board Members during FY2021 Class and Number of Shares Number of Recipients Members of the Board of Directors (excluding outside members of the Board of Directors) 67 thousand shares of common shares of TMC 5

40 3. Status of Members of the Board of Directors and Audit & Supervisory Board Members (1) Members of the Board of Directors and Audit & Supervisory Board Members Name Position Areas of responsibility Important concurrent duties Takeshi Uchiyamada * Chairman of the Board of Directors—Chairman of the Board of Directors—Chairman of the Executive Appointment Meeting—Chairman of the Executive Compensation Meeting—Outside Director of JTEKT Corporation—Outside Director of MITSUI & CO., LTD. Shigeru Hayakawa * Vice Chairman of the Board of Directors—Chief Sustainability Officer—Representative Director of Institute for International Economic Studies Akio Toyoda * President, Member of the Board of Directors—Chief Executive Officer—Chairman and CEO of Toyota Motor North America, Inc.—Chairman of TOWA REAL ESTATE Co., Ltd.—Chairman of Japan Automobile Manufacturers Association, Inc.—Member of the Board of Directors of DENSO CORPORATION—Representative Director of ROOKIE Racing, Inc. Koji Kobayashi * Member of the Board of Directors—Chief Risk Officer—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting Shigeki Terashi Member of the Board of Directors—Executive Fellow—Director of Hino Motors, Ltd. James Kuffner Member of the Board of Directors—Chief Digital Officer—Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc.—Representative Director of Woven Core, Inc.—President and Representative Director of Woven Alpha, Inc. Ikuro Sugawara Member of the Board of Directors—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting Sir Philip Craven Member of the Board of Directors—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting Teiko Kudo Member of the Board of Directors—Member of the Executive Appointment Meeting—Member of the Executive Compensation Meeting—Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc.—Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

41 Name Position Areas of responsibility Important concurrent duties Haruhiko Kato Full-time Audit & Supervisory Board Member Masahide Yasuda Full-time Audit & Supervisory Board Member Katsuyuki Ogura Full-time Audit & Supervisory Board Member—Outside Audit & Supervisory Board Member of Aichi Steel Corporation Yoko Wake Audit & Supervisory Board Member—Professor Emeritus of Keio University Hiroshi Ozu Audit & Supervisory Board Member—Attorney—Outside Audit & Supervisory Board Member of MITSUI & CO., LTD.—Audit & Supervisory Board Member (External) of Shiseido Company, Limited Nobuyuki Hirano Audit & Supervisory Board Member—Director, Chairman of Mitsubishi UFJ Financial Group, Inc.—Director of Morgan Stanley—Outside Director and Member of Audit and Supervisory Committee of Mitsubishi Heavy Industries, Ltd. Notes: 1. * Representative Director 2. Mr. Akio Toyoda, who is President and a member of the Board of Directors, concurrently serves as Operating Officer (President). 3. Mr. Koji Kobayashi and Dr. James Kuffner, both of whom are members of the Board of Directors, concurrently serve as Operating Officers. 4. Mr. Ikuro Sugawara, Sir Philip Craven and Ms. Teiko Kudo, all of whom are members of the Board of Directors, are outside members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed. 5. Ms. Yoko Wake, Mr. Hiroshi Ozu and Mr. Nobuyuki Hirano, all of whom are Audit & Supervisory Board members, are outside Audit & Supervisory Board members. They are also Independent Audit & Supervisory Board members as provided by the rules of the Japanese stock exchanges on which TMC is listed. 6. The ?Important concurrent duties? are listed chronologically, in principle, based on the dates the executives assumed their present positions. 7. Woven Core, Inc. was formerly called Toyota Research Institute—Advanced Development, Inc. before it was renamed on January 2, 2021. 8. TMC has entered into Directors and Officers liability insurance contracts with an insurance company, naming all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, and Executive Fellows as insured persons. For details, please see Proposed Resolution 1 of the Reference Documents.

42 (2) Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2021 1) Details on Determination of the Amount and Calculation Method of Remuneration to members of the Board of Directors and Audit & Supervisory Board members and the Determination Method a. Decision Making Policy and Process TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future in keeping with the spirit of the Toyoda Principles*1, which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a ?mobility company? through responding to social transformation [by using CASE*2 external partnerships based on trust and friendship and internal two way interactive teamwork], while working in furtherance of the SDGs and towards solutions for other social challenges. Executive compensation is an important method to motivate executives to take various actions and is determined according to the following policies. *1 Please see the ?Toyoda Principles? on the opening page. *2 ?CASE? is an acronym for Connected, Autonomous / Automated, Shared, and Electric.—It should be a system that encourages members of the Board of Directors to work to improve the mediumto long-term corporate value of TMC—It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel—It should be a system that motivates members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers Policies for determining remuneration for each member of the Board of Directors are resolved by the Board of Directors. The remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration standards in each member?s home country are also taken into account when determining remuneration levels and methods. Remuneration for outside members of the Board of Directors and Audit & Supervisory Board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management. Based on the resolution of the 115th Ordinary General Shareholders? Meeting held on June 13, 2019 concerning remuneration for the members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of members of the Board of Directors pursuant to the resolution of the 115th Ordinary General Shareholders? Meeting was nine (including three outside members of the Board of Directors). The amount of remuneration for Audit & Supervisory Board members of TMC was set at 30 million yen or less per month at the 104th Ordinary General Shareholders? Meeting held on June 24, 2008. The number of Audit & Supervisory Board members pursuant to the resolution of the 104th Ordinary General Shareholders? Meeting was seven. The amount of remuneration for each member of the Board of Directors and the remuneration system are decided by the Board of Directors and the ?Executive Compensation Meeting,? a majority of the members of which are outside members of the Board of Directors, in order to ensure the independence of the decisions. The members of the ?Executive Compensation Meeting? are Takeshi Uchiyamada (Chairman), Chairman of the Board of Directors, and Koji Kobayashi, member of the Board of Directors, as well as Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo, all outside members of the Board of Directors. The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for a given fiscal year, and delegates the determination of the amount of remuneration for each member of the Board of Directors to the Executive Compensation Meeting. The Executive

Compensation Meeting reviews the remuneration system for members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors.The Board of Directors considers that such decisions made by the Exective Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors.

Remuneration for Audit & Supervisory Board members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders' meeting.

FY2021 compensation was discussed and determined at the Executive Compensation Meetings held in May 2020, and March and April 2021.

Preparation meetings with only outside members of the Board of Directors were held 5 times in total: in August, September and October 2020, as well as February and March 2021. Remuneration for members of the Board of Directors were determined with the unanimous consent of the Executive Compensation Meeting.
<Major discussions made at the Executive Compensation Meetings>
- Compensation level by position and duties
- FY2021 KPI evaluation
- Individual performance evaluation
- Determination of individual compensation amount

b. Method of Determining Performance-based Remuneration (Bonus and Share Compensation)
1) Directors with Japanese citizenship (excluding outside members of the Board of Directors)
TMC sets the total amount of remuneration ("Annual Total Remuneration") received by each member of the Board of Directors in a year based on consolidated operating income, the fluctuation of the share price of TMC and individual performance evaluation. The balance after deducting monthly compensation as fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration.
TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark group of companies located in Japan.

<Concept of Each Item>

Consolidated operating income	Indicator for evaluating TMC's efforts based on business performance
Fluctuation of the share price	Corporate value indicator for shareholders and investors to evaluate TMC's efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the Board of Directors

<Method and Reference Value for Evaluating Indicators and Evaluation Result>

	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
Consolidated operating income	50%	Evaluate the degree of attainment of consolidated operating income in FY2021, using required income (set in 2011) for TMC's sustainable growth as reference value	1 trillion yen	150%
Fluctuation of TMC's share price	50%	Comparatively evaluate the fluctuation of TMC's share price up to the end of FY2021, using the share price of TMC and the Nikkei stock average at the end of FY2020 as reference values	TMC: 6,501 yen Nikkei average: 18,917 yen	

43

44 &lt;Method of Setting Annual Total Remuneration&gt; Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the Board of Directors. Annual Total Remuneration is set for each member of the Board of Directors based on consolidated operating income and the fluctuation of the share price of TMC, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 25% above or below Annual Total Remuneration for each position, taking into account various factors such as initiatives in keeping with the spirit of the Toyoda Principles*, which set forth our founding philosophy, trust from his or her peers and contribution to the promotion of human resources development. Annual Total Remuneration for each member of the Board of Directors is calculated in consideration of this evaluation. * Please see the ?Toyoda Principles? on the opening page. 2) Directors with foreign citizenship (excluding outside members of the Board of Directors) Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Fixed remuneration is set, taking into account each member?s job responsibilities and the remuneration standards of such member?s home country. Performance-based remuneration is set based on consolidated operating income, the fluctuation of the share price of TMC and individual performance, taking into account each member?s job responsibilities and the remuneration standards of such member?s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the Board of Directors). In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country. c. Share Compensation System TMC?s Board of Directors resolves on share compensation within the maximum share compensation amount of 4.0 billion yen per year that was established at the 115th Ordinary General Shareholders? Meeting held on June 13, 2019. The overview of the share compensation is as follows. Eligible persons Members of the Board of Directors of TMC (excluding outside members of the Board of Directors) Total amount of the share compensation Maximum of 4.0 billion yen per year Amount of the share compensation payable to each member of the Board of Directors Set each year as part of performance-based remuneration considering factors such as corporate results, duties, and performance Type of shares to be allotted and method of allotment Issue or disposal of common shares (with transfer restrictions under an allotment agreement) Total number of shares to be allotted Maximum of 800,000 shares per year in total to eligible members of the Board of Directors Amount to be paid Determined by the Board of Directors of TMC based on the closing price of TMC?s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to eligible members of the Board of Directors Transfer restriction period A period of between three and fifty years, as predetermined by the Board of Directors of TMC Conditions for removal of transfer restrictions Restrictions will be removed upon the expiration of the transfer restriction period. However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons. Gratis acquisition by TMC TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period. Directors with foreign ci tizenship are not eligible for share compensation.

45 2) Amount of Compensation, the Amount of Compensation by Type of Compensation and the Number of Eligible Executives by Category of Executives Category Number of eligible executives Amount of compensation by type (million yen) Amount of compensation (million yen) Base compensation Performance-based compensation Other Monthly compensation Bonus Share compensation Members of the Board of Directors (incl. outside members of the Board of Directors) 10 (3) 735 (159) 748 311* (36 thousand shares) 747 2,542 (159) Audit & Supervisory Board members (incl. outside Audit & Supervisory Board members) 6 (3) 251 (54) 251 (54) Total 16 987 748 311* (36 thousand shares) 747 2,794 Notes: 1. The amount of cash compensation payable to members of the Board of Directors has been set at a maximum total of 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) and the amount of share compensation has been set at a maximum total of 4.0 billion yen per year, by resolution at the 115th Ordinary General Shareholders? Meeting held on June 13, 2019. Cash compensation consists of monthly compensation, bonuses, and other compensation. The amount of compensation payable to Audit & Supervisory Board members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders? Meeting held on June 24, 2008. 2. Performance-based compensation is granted in the amount calculated by multiplying the closing price of common stock on the date immediately before the date of the allotment resolution by the number of shares stated above pursuant to the resolution at the Board of Directors Meeting held on May 12, 2021. *The amount of share compensation stated above is calculated by multiplying the price of common stock at the end of the current period by the number of shares resolved, as a reference. 3. Other refers to income tax compensation that was granted to a member of the Board of Directors, Mr. Didier Leroy, with respect to his remuneration during the period in which he served as a member of the Board of Directors. Mr.Leroy retired on June 11, 2020. 4. Share compensation was granted to four individuals, namely Mr. Takeshi Uchiyamada, the Chairman of the Board of Directors, Mr. Shigeru Hayakawa, the Vice Chairman of the Board of Directors, Mr. Akio Toyoda, the President, and member of the Board of Directors, and Mr. Koji Kobayashi, member of the Board of Directors.

46 (3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members 1) Major activities for FY2021 Category Name Attendance of Board of Directors meetings (total attended/total held) Attendance of Audit & Supervisory Board meetings (total attended/total held) Member of the Board of Directors Ikuro Sugawara 17/17 Member of the Board of Directors Sir Philip Craven 17/17 Member of the Board of Directors Teiko Kudo 16/17 Audit & Supervisory Board Member Yoko Wake 17/17 17/17 Audit & Supervisory Board Member Hiroshi Ozu 17/17 17/17 Audit & Supervisory Board Member Nobuyuki Hirano 17/17 17/17 Each outside member of the Board of Directors and outside Audit & Supervisory Board member contributed by giving opinions based on his or her experience and insight. Outside members of the Board of Directors played appropriate roles as stated in &lt;Recent contribution&gt; and &lt;Reasons for nomination as an outside member of the Board of Director candidate&gt; of Proposed Resolution 1 of the Reference Documents. 2) Details of Limited Liability Agreements Agreements between the outside members of the Board of Directors or outside Audit & Supervisory Board members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

47 4. Status of Accounting Auditor (1) Name of Accounting Auditor PricewaterhouseCoopers Aarata LLC (2) Compensation to Accounting Auditor for FY2021 1) Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan 762 million yen 2) Total amount of cash and other property benefits paid by Toyota 1,811 million yen Notes: 1. The Audit & Supervisory Board examined whether the content of the Accounting Auditor?s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor. 2. The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law. 3. The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan. 4. Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata LLC. (3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor?s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members. If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders? Meeting.

48 5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems Basic understanding of system to ensure appropriateness of business operations TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the ?Guiding Principles at Toyota? and the ?Toyota Code of Conduct.? TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice. System to ensure the appropriateness of business operations and outline of implementation status of such systems TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the ?Basic Policies on Establishing Internal Controls.? Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors? meetings. (1) System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as explanation to members of the Board of Directors when they assume office. 2) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors? meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules. 3) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings or the Board of Directors? meetings, etc. [Implementation status] 1) TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the ?Guiding Principles at Toyota,? the ?Toyota Code of Conduct,? the ?Code of Ethics,? etc., and all executives have been familiarized with these provisions. The relevant laws

49 and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives. 2) In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders? Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors. 3) With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the ?Guiding Principles at Toyota,? ?Toyota Global Vision,? ?Toyota Philosophy,? etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings or the Board of Directors? meetings, etc. (2) System to retain and manage information relating to the execution of the duties of Members of the Board of Directors [System] Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations. [Implementation status] In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries. (3) Rules and systems related to the management of risk of loss [System] 1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities

50 in accordance with the ?Ringi? system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors? meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules. 2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee. 3) TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division. 4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed. [Implementation status] 1) Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies. 2) To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made. Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated. 3) Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary. In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management

51 structure that responds to quality risks. 4) To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC. (4) System to ensure that Members of the Board of Directors exercise their duties efficiently [System] 1) TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company?s policies for each fiscal term. 2) Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota?s advantageous ?field-oriented? approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota?s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers. 3) TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC?s management and corporate activities. [Implementation status] 1) TMC has formulated a medium-term management plan for each region, as well as in-house company management plans, based on long-term business strategies that reflect its customers? medium- to long-term values, technological trends, and so on. 2) In addition, TMC formulates a ?Policy Guideline? establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC?s organization. 3) TMC has established product-based in-house companies, and adopted a field-oriented Groupwide organization in which each region, function and process is regarded as a ?Group/Region? within which the ?in-house companies? and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company?s situation that are in line with the field from the president and chief officers who are also Operating Officers.

52 The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts. 3) TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities. (5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation [System] 1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system. 2) TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings. 3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called ?Toyota Speak Up Line? that TMC established, as well as through other channels. [Implementation status] 1) TMC has worked to ?visualize? operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making ?kaizen? (improvements) to prevent recurrences. 2) TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings. 3) TMC has established a hotline called ?Toyota Speak Up Line? to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

53 (6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries [System] To share Toyota?s management principles, TMC will expand the ?Guiding Principles at Toyota? and the ?Toyota Code of Conduct? to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel. In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries? financing and management and the roles of the division responsible for the subsidiaries? business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed. 1. System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC?s Board of Directors? meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. 2. Rules and systems related to the management of risk of loss at subsidiaries TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings or the Board of Directors? meeting, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings. 3. System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business. 4. System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

54 TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC?s Sustainability Meetings and other meetings. TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels. [Implementation status] TMC has extended the ?Guiding Principles at Toyota? and the ?Toyota Code of Conduct? to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries. TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors? meetings, etc. 1. TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC?s Board of Directors? meetings in accordance with TMC?s standards stipulating matters to be discussed at the Board of Directors. 2. TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the Sustainability Meetings or the Board of Directors? meetings, etc. in accordance with the standards relating to submission of matters. 3. TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary. 4. TMC examines significant risk areas to ensure that each subsidiary?s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings, etc. TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary

55 inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC. In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on. TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken. (7) System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees [System] TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board. [Implementation status] TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office. (8) System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report [System] 1) Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the

56 Audit & Supervisory Board Members immediately. 2) Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries. 3) TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. [Implementation status] 1) Members of the Board of Directors, Operating Officers, employees, and TMC?s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries. 2) TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called ?Toyota Speak Up Line?, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries. 3) TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report. (9) Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing [System] Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps. [Implementation status] TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

57 (10) Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively [System] TMC will ensure that the Audit & Supervisory Board Members attend major Executives? Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts. [Implementation status] In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

58 Consolidated Financial Statements CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Amounts are rounded to the nearest million yen) FY2021 (As of March 31, 2021) FY2020 (Reference) (As of March 31, 2020) FY2021 (As of March 31, 2021) FY2020 (Reference) (As of March 31, 2020) Assets Liabilities Current assets 22,776,800 18,963,320 Current liabilities 21,460,466 18,142,209 Cash and cash equivalents 5,100,857 4,098,450 Trade accounts and other payables 4,045,939 3,498,029 Trade accounts and other receivables 2,958,742 2,648,360 Short-term and current portion of long-term debt 12,212,060 9,906,755 Receivables related to financial services 6,756,189 6,621,604 Accrued expenses 1,397,140 1,256,794 Other financial assets 4,215,457 2,143,602 Other financial liabilities 763,875 538,740 Inventories 2,888,028 2,533,892 Income taxes payable 350,880 212,276 Income tax receivable 112,458 237,609 Liabilities for quality assurance 1,482,872 1,552,970 Other current assets 745,070 679,804 Other current liabilities 1,207,700 1,176,645 Non-current assets 39,490,339 35,009,043 Non-current liabilities 16,518,344 14,491,142 Investments accounted for using the equity method 4,160,803 4,297,564 Long-term debt 13,447,575 11,434,219 Other financial liabilities 323,432 360,588 Receivables related to financial services 12,449,525 10,417,797 Retirement benefit liabilities 1,035,096 1,022,161 Deferred tax liabilities 1,247,220 1,198,005 Other financial assets 9,083,914 7,901,517 Other non-current liabilities 465,021 476,169 Property, plant and equipment 11,411,153 10,534,016 Total liabilities 37,978,811 32,633,351 Land 1,345,037 1,318,964 Buildings 4,999,206 4,741,451 Shareholders? equity Machinery and equipment 12,753,951 11,979,449 Total Toyota Motor Corporation shareholders? equity Vehicles and equipment on 23,404,547 20,618,888 operating leases 6,203,721 5,928,833 Construction in progress 675,875 517,460 Common stock 397,050 397,050 Less—Accumulated depreciation and impairment losses (14,566,638) (13,952,141) Additional paid-in capital 497,275 489,334 Retained earnings 24,104,176 22,234,061 Other components of equity 1,307,726 585,549 Right of use assets 390,144 337,335 Treasury stock (2,901,680) (3,087,106) Intangible assets 1,108,634 1,000,257 Deferred tax assets 336,224 326,364 Non-controlling interests 883,782 720,124 Other non-current assets 549,942 194,192 Total shareholders? equity 24,288,329 21,339,012 Total assets 62,267,140 53,972,363 Total liabilities and shareholders? equity 62,267,140 53,972,363

59 CONSOLIDATED STATEMENT OF INCOME (Amounts are rounded to the nearest million yen) FY2021 (April 1, 2020 through March 31, 2021) FY2020 (Reference) (April 1, 2019 through March 31, 2020) Sales revenues 27,214,594 29,866,547 Sales of products 25,077,398 27,693,693 Financial services 2,137,195 2,172,854 Costs and expenses 25,016,845 27,467,315 Cost of products sold 21,199,890 23,103,596 Cost of financial services 1,182,330 1,381,755 Selling, general and administrative 2,634,625 2,981,965 Operating income 2,197,748 2,399,232 Share of profit (loss) of investments accounted for using the equity method 351,029 310,247 Other finance income 435,229 305,846 Other finance costs (47,537) (47,155) Foreign exchange gain (loss), net 15,142 (94,619) Other income (loss), net (19,257) (80,607) Income before income taxes 2,932,354 2,792,942 Income tax expense 649,976 681,817 Net income 2,282,378 2,111,125 Net income attributable to Toyota Motor Corporation 2,245,261 2,036,140 Non-controlling interests 37,118 74,985 Net income 2,282,378 2,111,125

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FY2021

(April 1, 2020 through March 31, 2021)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2020	**397,050**	**489,334**	**22,234,061**	**585,549**	**(3,087,106)**	**20,618,888**	**720,124**	**21,339,012**
Comprehensive income								
Net income	—	—	2,245,261	—	—	2,245,261	37,118	2,282,378
Other comprehensive income, net of tax	—	—	—	972,546	—	972,546	39,930	1,012,476
Total comprehensive income	**—**	**—**	**2,245,261**	**972,546**	**—**	**3,217,806**	**77,048**	**3,294,854**
Transactions with owners and other								
Dividends paid	—	—	(625,514)	—	—	(625,514)	(36,598)	(662,112)
Repurchase of treasury stock	—	—	—	—	(118)	(118)	—	(118)
Reissuance of treasury stock	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation	—	—	—	—	—	—	102,588	102,588
Equity transactions and other	—	(7,099)	—	—	—	(7,099)	20,620	13,521
Total transactions with owners and other	**—**	**7,942**	**(625,514)**	**—**	**185,426**	**(432,147)**	**86,610**	**(345,537)**
Reclassification to retained earnings	—	—	250,369	(250,369)	—	—	—	—
Balances at March 31, 2021	**397,050**	**497,275**	**24,104,176**	**1,307,726**	**(2,901,680)**	**23,404,547**	**883,782**	**24,288,329**

60

FY2020 (Reference)
(April 1, 2020 through March 31, 2021)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2019	**397,050**	**487,162**	**20,613,776**	**1,016,035**	**(2,606,925)**	**19,907,100**	**748,110**	**20,655,210**
Comprehensive income								
Net income	—	—	2,036,140	—	—	2,036,140	74,985	2,111,125
Other comprehensive income, net of tax	—	—	—	(481,131)	—	(481,131)	(27,514)	(508,645)
Total comprehensive income	**—**	**—**	**2,036,140**	**(481,131)**	**—**	**1,555,009**	**47,472**	**1,602,480**
Transactions with owners and other								
Dividends paid	—	—	(618,801)	—	—	(618,801)	(54,956)	(673,756)
Repurchase of treasury stock	—	—	—	—	(500,309)	(500,309)	—	(500,309)
Reissuance of treasury stock	—	4,053	—	—	20,128	24,181	—	24,181
Change in scope of equity method	—	—	253,590	—	—	253,590	—	253,590
Equity transactions and other	—	(1,882)	—	—	—	(1,882)	(20,503)	(22,384)
Total transactions with owners and other	**—**	**2,171**	**(365,211)**	**—**	**(480,181)**	**(843,221)**	**(75,458)**	**(918,679)**
Reclassification to retained earnings	—	—	(50,644)	50,644	—	—	—	—
Balances at March 31, 2020	**397,050**	**489,334**	**22,234,061**	**585,549**	**(3,087,106)**	**20,618,888**	**720,124**	**21,339,012**

61

62 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant matters pertaining to the preparation of consolidated financial statements] 1. Number of consolidated subsidiaries and associates accounted for by the equity method: TMC has 544 consolidated subsidiaries and 169 associates accounted for by the equity method. 2. Basis of consolidated financial statements: TMC?s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to the provision of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of the said paragraph, certain disclosure items required under IFRS are omitted in the consolidated financial statements. 3. Standards and methods of valuation of financial assets: Toyota initially recognizes financial assets when it becomes a party to a contract and classifies financial assets into “financial assets measured at amortized cost”, “debt and equity financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss”. The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date. 4. Standards and methods of valuation of inventories: Inventories are valued at cost, not in excess of net realizable value. The cost of inventories is determined principally by using the weighted-average method. 5. Depreciation of property, plant and equipment and amortization of intangible assets: Depreciation of property, plant and equipment is calculated on the straight-line method. An intangible asset with a finite useful life is amortized using the straight-line method. 6. Standards of accounting for provisions: The amounts of liabilities for quality assurance are recognized primarily based on historical experience of repair costs and product failures. Allowance for doubtful accounts and credit losses are recognized primarily based on the frequency of occurrence and loss severity. Retirement benefit liabilities are recognized based on defined benefit obligations measured by actuarial calculations less the fair value of plan assets.

63 [Accounting estimates] Of the items recognized through accounting estimates in the consolidated financial statements for the year ended March 31, 2021, those that may have significant effects on the consolidated financial statements for the following year are as follows: 1. Liabilities for quality assurance 1,482,872 million yen Liabilities for quality assurance mainly represent management?s best estimate, at the time products are sold, of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. 2. Allowance for credit losses on finance receivables 261,302 million yen Retail receivables and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. [Consolidated Statement of Financial Position] 1. Allowance for doubtful accounts 97,378 million yen Allowance for credit losses 261,302 million yen 2. Components of other components of equity Exchange differences on translating foreign operations 12,375 million yen Net changes in revaluation of financial assets measured at fair value through other comprehensive income 1,295,351 million yen 3. Assets pledged as collateral 4,032,580 million yen 4. Guarantees 3,710,352 million yen 5. Number of Model AA Class Shares issued and outstanding as of March 31, 2021 47,100,000 shares Model AA Class Shares are recorded in short-term and current portion of long-term debt under current liabilities. [Consolidated Statement of Changes in Equity] 1. Number of common shares issued and outstanding as of March 31, 2021 3,262,997,492 shares

64 2. Dividends from surplus (1) Cash dividends Resolutions Type of shares Total cash dividends Dividends per share Record date Effective date Directors? Meeting held on May 12, 2020 Common stock 331,938 million yen 120.0 yen March 31, 2020 May 28, 2020 Directors? Meeting held on November 6, 2020 Common stock 293,576 million yen 105.0 yen September 30, 2020 November 27, 2020 (2) Dividends of which record date falls in FY2021 and effective date falls in FY2022 Resolutions Type of shares Total cash dividends Dividends per share Record date Effective date Directors? Meeting held on May 12, 2021 Common stock 377,453 million yen 135.0 yen March 31, 2021 May 28, 2021 [Financial instruments] 1. Matters pertaining to the status of financial instruments Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota uses derivative financial instruments to manage the exposure to fluctuations in interest rates and foreign currency exchange rates. 2. Matters pertaining to the fair value of financial instruments Assets (Liabilities) Carrying amount (million yen) Fair value (million yen) Cash and cash equivalents 5,100,857 5,100,857 Public and corporate bonds and stocks, other 9,895,788 9,895,788 Receivables related to financial services 19,205,715 19,939,810 Long-term debt (Including current portion) (20,718,142) (20,993,934) Derivative financial assets 282,364 282,364 Derivative financial liabilities (425,980) (425,980) Note: Cash and cash equivalents, and public and corporate bonds and stocks, other are mostly measured by market price. Receivables related to financial services, long-term debt (Including current portion) are estimated based on the discounted amounts of future cash flows. Derivative financial assets and liabilities are mostly measured based on market data. [Earnings per share] (Amounts are rounded to the nearest hundredth digit yen) 1. Toyota Motor Corporation shareholders? equity per share 8,370.88 yen 2. Earnings per share attributable to Toyota Motor Corporation Basic 803.23 yen Diluted 794.67 yen

65 Unconsolidated Financial Statements UNCONSOLIDATED BALANCE SHEET (As of March 31, 2021) (Amounts are rounded to the nearest million yen) FY2021 FY2020 (Reference) FY2021 FY2020 (Reference) (Assets) (Liabilities) Current assets 8,819,286 6,469,860 Current liabilities 5,702,195 4,065,018 Cash and deposits 1,945,249 1,374,450 Trade notes payable 27 56 Trade accounts receivable 1,171,394 1,028,060 Electronically recorded Marketable securities 3,151,612 1,437,351 obligations-operating 286,691 289,096 Finished goods 208,849 190,981 Trade accounts payable 1,050,052 847,651 Work in process 67,610 76,072 Short-term borrowings 20,000 20,000 Raw materials and supplies 281,545 175,179 Current portion of long-term Short-term loans 885,868 1,262,702 borrowings 1,300,000 ? Income taxes receivable 2,402 ? Current portion of bonds 103,033 30,000 Others 1,105,658 926,065 Other payables 426,073 480,964 Less: allowance for doubtful Income taxes payable 61,598 55,760 accounts (900) (1,000) Accrued expenses 1,434,984 1,467,159 Fixed assets 12,378,995 11,339,386 Deposits received 821,626 828,450 Property, plant and Others 198,111 45,883 equipment 1,398,575 1,449,956 Long-term liabilities 1,602,065 1,153,337 Buildings, net 385,501 387,124 Bonds 1,058,905 620,905 Structures, net 64,123 60,147 Allowance for retirement Machinery and equipment, benefits 360,279 353,393 net 277,907 306,364 Others 182,881 179,039 Vehicle and delivery Total liabilities 7,304,260 5,218,355 equipment, net 30,161 27,730 (Net assets) Tools, furniture and fixtures, Shareholders? equity 12,606,029 11,666,845 net 83,298 92,256 Common stock 635,402 635,402 Land 457,040 447,746 Capital surplus 676,301 661,270 Construction in progress 100,544 128,588 Capital reserve 655,323 655,323 Investments and other Other capital surplus 20,978 5,948 assets 10,980,420 9,889,430 Retained earnings 14,462,819 13,462,445 Investments in securities 7,239,685 6,397,044 Legal reserve 99,454 99,454 Investments in subsidiaries Other retained earnings 14,363,364 13,362,991 and affiliates 2,929,069 2,604,553 Reserve for special Long-term loans 266,394 236,562 depreciation 91 166 Deferred tax assets 351,069 432,241 Reserve for reduction of Others 237,204 262,729 acquisition cost of fixed Less: allowance for doubtful assets 8,954 9,005 accounts (43,000) (43,700) General reserve 6,340,926 6,340,926 Retained earnings carried forward 8,013,393 7,012,894 Less: treasury stock (3,168,492) (3,092,272) Valuation and translation adjustments 1,287,992 924,046 Net unrealized gains on other securities 1,287,992 924,046 Total net assets 13,894,021 12,590,891 Total 21,198,281 17,809,246 Total 21,198,281 17,809,246

66 UNCONSOLIDATED STATEMENT OF INCOME (April 1, 2020 through March 31, 2021) (Amounts are rounded to the nearest million yen) FY2021 FY2020 (Reference) Net revenues 11,761,405 12,729,731 Cost of sales 9,939,958 10,491,470 Gross profit 1,821,447 2,238,261 Selling, general and administrative expenses 1,122,074 1,259,457 Operating income 699,373 978,805 Non-operating income 1,276,645 930,074 Interest income 60,725 104,814 Dividend income 661,595 710,252 Others 554,325 115,008 Non-operating expenses 89,327 173,514 Interest expenses 13,144 12,140 Others 76,183 161,373 Ordinary income 1,886,691 1,735,365 Income before income taxes 1,886,691 1,735,365 Income taxes ? current 289,300 340,500 Income taxes ? deferred (40,666) (29,197) Net income 1,638,057 1,424,062

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FY2021

(April 1, 2020 through March 31, 2021)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
		Capital surplus			Retained earnings					
						Other retained earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	**635,402**	**655,323**	**5,948**	**661,270**	**99,454**	**166**	**9,005**	**6,340,926**	**7,012,894**	**13,462,445**
Changes of items during the period										
Reversal of reserve for special depreciation						(75)			75	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(51)		51	–
Dividends paid									(637,683)	(637,683)
Net income									1,638,057	1,638,057
Repurchase of treasury stock										
Reissuance of treasury stock			15,031	15,031						
Net changes of items other than shareholders' equity										
Total changes of items during the period	**—**	**—**	**15,031**	**15,031**	**—**	**(75)**	**(51)**	**—**	**1,000,499**	**1,000,373**
Balance at the end of current period	**635,402**	**655,323**	**20,978**	**676,301**	**99,454**	**91**	**8,954**	**6,340,926**	**8,013,393**	**14,462,819**

67

68 (Amounts are rounded to the nearest million yen) Shareholders? equity Valuation and translation adjustments Stock acquisition rights Total Treasury net assets stock Total shareholders? equity Net unrealized gains on other securities Total valuation and translation adjustments Balance at the beginning of current period (3,092,272) 11,666,845 924,046 924,046 ? 12,590,891 Changes of items during the period Reversal of reserve for special depreciation ? ? Reversal of reserve for reduction of acquisition cost of fixed assets ? ? Dividends paid (637,683) (637,683) Net income 1,638,057 1,638,057 Repurchase of treasury stock (261,763) (261,763) (261,763) Reissuance of treasury stock 185,543 200,574 200,574 Net changes of items other than shareholders? equity 363,946 363,946 363,946 Total changes of items during the period (76,220) 939,184 363,946 363,946 ? 1,303,130 Balance at the end of current period (3,168,492) 12,606,029 1,287,992 1,287,992 ? 13,894,021

FY2020 (Reference)
(April 1, 2019 through March 31, 2020)

(Amounts are rounded to the nearest million yen)

	Shareholders' equity									
	Common stock	Capital surplus			Retained earnings					
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	
Balance at the beginning of current period	**635,402**	**655,323**	**1,895**	**657,218**	**99,454**	**401**	**9,357**	**6,340,926**	**6,218,232**	**12,668,370**
Changes of items during the period										
Appropriation to reserve for special depreciation						6			(6)	–
Reversal of reserve for special depreciation						(241)			241	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(352)		352	–
Dividends paid									(629,987)	(629,987)
Net income									1,424,062	1,424,062
Repurchase of treasury stock										
Reissuance of treasury stock			4,053	4,053						
Net changes of items other than shareholders' equity										
Total changes of items during the period	—	—	**4,053**	**4,053**	—	**(235)**	**(352)**	—	**794,662**	**794,075**
Balance at the end of current period	**635,402**	**655,323**	**5,948**	**661,270**	**99,454**	**166**	**9,005**	**6,340,926**	**7,012,894**	**13,462,445**

69

70 (Amounts are rounded to the nearest million yen) Shareholders? equity Valuation and translation adjustments Stock acquisition rights Total Treasury net assets stock Total shareholders? equity Net unrealized gains on other securities Total valuation and translation adjustments Balance at the beginning of current period (2,612,230) 11,348,760 1,101,515 1,101,515 ? 12,450,275 Changes of items during the period Appropriation to reserve for special depreciation ? ? Reversal of reserve for special depreciation ? ? Reversal of reserve for reduction of acquisition cost of fixed assets ? ? Dividends paid (629,987) (629,987) Net income 1,424,062 1,424,062 Repurchase of treasury stock (500,170) (500,170) (500,170) Reissuance of treasury stock 20,128 24,181 24,181 Net changes of items other than shareholders? equity (177,470) (177,470) (177,470) Total changes of items during the period (480,042) 318,086 (177,470) (177,470) ? 140,616 Balance at the end of current period (3,092,272) 11,666,845 924,046 924,046 ? 12,590,891

71 NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS *Amounts are rounded to the nearest million yen unless otherwise stated. [Significant accounting policies] 1. Standards and methods of valuation of assets (1) Standards and methods of valuation of securities Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method. Other securities: Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.) Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method. (2) Standards and methods of valuation of inventories Standards: Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value) Methods: Generally, average method 2. Depreciation of property, plant and equipment is computed on the declining balance method. 3. Standards of accounting for reserves (1) Allowance for doubtful accounts: To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables. (2) Allowance for retirement benefits: To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year. 4. Other significant matters pertaining to the preparation of unconsolidated financial statements (1) Consumption taxes, etc. are computed based on the net-of-tax method. (2) The consolidated taxation system is applied. (3) TMC has applied the ?Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System? (PITF No. 39), and calculates deferred tax assets and liabilities based on tax law provisions before the revision. [Changes in presentation] TMC has applied the ?Accounting Standard for Disclosure of Accounting Estimates? (ASBJ Statement No. 31 of March 31, 2020) from the fiscal year ended March 31, 2021, and provides notes of significant accounting estimates in the unconsolidated financial statements.

72 [Accounting estimates] Of the items recognized through accounting estimates in the unconsolidated financial statements for the year ended March 31, 2021, those that may have significant effects on the unconsolidated financial statements for the following year are as follows: Liabilities for quality assurance 1,202,286 million yen Liabilities for quality assurance contained in accrued expenses mainly represent management?s best estimate, at the time products are sold, of the total costs that TMC will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures. [Unconsolidated balance sheet] 1. Accumulated depreciation of property, plant and equipment 3,809,601 million yen 2. Receivables from and payables to subsidiaries and affiliates Short-term receivables 2,319,328 million yen Long-term receivables 285,601 million yen Short-term payables 1,922,160 million yen Long-term payables 151,080 million yen 3. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan. [Unconsolidated statement of income] Transactions with subsidiaries and affiliates Net sales 7,402,818 million yen Purchases 5,214,870 million yen Non-operating transactions 1,161,351 million yen [Unconsolidated statement of changes in net assets] 1. Type and number of treasury stock at the end of FY2020 Common stock 467,048,832 shares Model AA Class Shares 24,387,006 shares 2. Dividends from surplus (1) Cash dividends Resolutions Type of shares Total cash dividends Dividends per share Record date Effective date Directors? Meeting held on May 12, 2020 Common stock 331,938 million yen 120.0 yen March 31, 2020 May 28, 2020 Directors? Meeting held on May 12, 2020 First Series Model AA Class Shares 6,217 million yen 132.0 yen March 31, 2020 May 28, 2020 Directors? Meeting held on November 6, 2020 Common stock 293,576 million yen 105.0 yen September 30, 2020 November 27, 2020 Directors? Meeting held on November 6, 2020 First Series Model AA Class Shares 5,952 million yen 132.0 yen September 30, 2020 November 27, 2020

(2) Dividends of which record date falls in FY2021 and effective date falls in FY2022

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors' Meeting held on May 12, 2021	Common stock	377,453 million yen	135.0 yen	March 31, 2021	May 28, 2021
Directors' Meeting held on May 12, 2021	First Series Model AA Class Shares	2,998 million yen	132.0 yen	March 31, 2021	May 28, 2021

[Tax effect accounting]

Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and depreciable assets, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Related-party transactions]

1. Subsidiaries, affiliates, etc.

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Holding Indirect 100.00%	Sales of TMC products	Mainly vehicle sales (Note.1)	1,837,356 (Note.2)	Trade accounts receivable	192,856 (Note.2)
				Loan of funds (Note.3)	279,650 (Note.3)	Loans	178,511
Subsidiary	Toyota Motor Europe NV/SA	Holding Direct 100.00%	Sales of TMC products	Loan of funds (Note.3)	315,345 (Note.3)	Loans	281,312
Subsidiary	Daihatsu Motor Co., Ltd.	Holding Direct 100.00%	Purchase of Daihatsu Motor products	Deposit of funds (Note.3)	293,578 (Note.3)	Deposits received	307,094
Subsidiary	Toyota Financial Services Corporation	Holding Direct 100.00%	Deposit of Toyota Financial Services funds Concurrent posting of directors	Deposit of funds (Note.3)	213,935 (Note.3)	Deposits received	218,820
Affiliate	AISIN AW CO., LTD.	Holding Direct 39.65% Held Direct 0.00%	Purchase of AISIN AW products	Sale of shares (Note.4)	296,962 (Note.4)	–	–
				Gain on sale of shares	257,557	–	–

Note. 1: Terms of transactions, including price terms, are determined through negotiations.

Note. 2: The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc.

Note. 3: The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

Note. 4: This refers to the transfer to AISIN AW of all the shares of AISIN AW that TMC held at a price that was determined taking into consideration AISIN AW's net asset amount, among other factors. Due to the transaction, AISIN AW is no longer an affiliate. The above items are stated based on the situation at the time the transaction took place.

73

2. Members of the Board of Directors, Audit & Supervisory Board Members, major shareholders, etc.

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Company, etc. with a majority of its voting interests held by TMC executives or their close relatives	ROOKIE Racing, Inc. (Note.1)	–	Outsourcing (participating in motorsport competitions, evaluating prototypes, etc.) Vehicle sales Dispatch of secondees Business support Concurrent posting of directors	Payment for outsourcing service (Note.2)	91 (Note.3)	Other payables	51 (Note.3)
				Income from vehicle sales, etc. (Note.2)	14 (Note.3)	–	–
				Salaries of secondees/ Income from business support, etc. (Note.2)	45 (Note.3)	Other receivables	21 (Note.3)

Note. 1: Mr. Akio Toyoda, who is President and a member of the Board of Directors, indirectly holds 100.00% of the voting interests.

Note. 2: Terms and conditions of transactions are determined through appropriate negotiations taking into account costs incurred, etc.

Note. 3: Transaction amounts, other payables and other receivables do not include consumption taxes, etc.

[Per share information] (Amounts are rounded to the nearest hundredth digit yen)

1. Net assets per common share	4,797.77 yen
2. Net income per common share	582.80 yen

[Significant subsequent events]

At the Directors' Meeting held on December 14, 2020, TMC has resolved to exercise its cash call option to acquire all outstanding First Series Model AA Class Shares (AA Shares) and, subject to such acquisition, to cancel all AA Shares pursuant to Article 178 of the Companies Act of Japan. The acquisition took place on April 2, 2021, and the cancellation was completed on April 3, 2021.

Reasons for the acquisition and cancellation

The purpose of the issuance of the AA Shares was to lay a foundation for the future mobility society through investment in next-generation technologies. TMC believes that it has achieved certain results.

Details of the Acquisition

(1) Class of shares acquired:	First Series Model AA Class Shares of Toyota Motor Corporation
(2) Total number of shares acquired:	22,705,194 shares
(3) Acquisition price per share:	10,599 yen
(4) Total acquisition price:	240,652,351,206 yen
(5) Date of acquisition:	April 2, 2021

Details of the Cancellation

(1) Class of shares cancelled:	First Series Model AA Class Shares of Toyota Motor Corporation
(2) Total number of shares cancelled:	47,100,000 shares (all AA Shares)
(3) Date of cancellation:	April 3, 2021

74

75 Independent Auditor?s Report (English Translation*) May 4, 2021 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Aarata LLC Nagoya office Yasuhiro Nakajima, CPA Designated limited liability Partner Engagement Partner Kenji Tezuka, CPA Designated limited liability Partner Engagement Partner Hisashi Shirahata, CPA Designated limited liability Partner Engagement Partner Satoko Nakatani, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the accompanying consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, of Toyota Motor Corporation and its subsidiaries (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2020 to March 31, 2021. In our opinion, the consolidated financial statements referred to above prepared by partially omitting the disclosure items required by International Financial Reporting Standards in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the consolidated financial statements. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor?s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the consolidated financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Responsibilities of Management, the Audit & Supervisory Board and its members for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements prepared by partially omitting the disclosure items required by International Financial Reporting Standards in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements management is responsible for assessing the appropriateness of use of the going concern basis of accounting in preparing the consolidated financial statements, and disclosing, as applicable, matters related to going concern in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards.

76 The Audit & Supervisory Board and its members are responsible for overseeing the performance of duties of management in design and operating effectiveness of the Company?s financial reporting process. Auditor?s Responsibilities for the Audit of the Consolidated Financial Statements Our responsibilities are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an opinion in an independent auditor?s report. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the consolidated financial statement audit is not to express an opinion on the effectiveness of the Company?s internal control. Evaluate the appropriateness of accounting policies and their applications which management adopted and the reasonableness of the accounting estimates and the appropriateness of the related disclosures made by management. Conclude on the appropriateness of management?s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company?s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor?s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor?s report. However, future events or conditions may cause the Company to cease to continue as a going concern. Assess whether the presentation of the consolidated financial statements and related notes are prepared by partially omitting the disclosure items required by International Financial Reporting Standards in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies, as well as whether the presentation, composition, and content of the consolidated financial statements and related notes properly present the transactions and accounting events on which the consolidated financial statements are based. Obtain sufficient and appropriate audit evidence about the financial information of the Company to express an opinion on the consolidated financial statements. The auditor is responsible for the direction, supervision, and implementation of the audit of the consolidated financial statements. The auditor is solely responsible for the audit opinion. We communicate with the Audit & Supervisory Board and its members regarding, among other matters required by the auditing standards generally accepted in Japan, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards in order to remove or reduce the risk of matters which may deteriorate our independence. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor?s Report This is an English translation of the Independent Auditor?s Report as required by the Companies Act of Japan for the conveniences of the readers.

77 Independent Auditor?s Report (English Translation*) May 4, 2021 To the Board of Directors of Toyota Motor Corporation PricewaterhouseCoopers Aarata LLC Nagoya office Yasuhiro Nakajima, CPA Designated limited liability Partner Engagement Partner Kenji Tezuka, CPA Designated limited liability Partner Engagement Partner Hisashi Shirahata, CPA Designated limited liability Partner Engagement Partner Satoko Nakatani, CPA Designated limited liability Partner Engagement Partner Opinion We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the accompanying financial statements, which comprise the balance sheet, statement of income, statement of changes in net assets and notes to the financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the ?Company?) for the 117th fiscal year from April 1, 2020 to March 31, 2021. In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor?s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements and the supplementary schedules in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Responsibilities of Management and the Audit & Supervisory Board and its members for the Financial Statements and the Supplementary Schedules Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error. In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company?s ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan. The Audit & Supervisory Board and its members are responsible for overseeing the performance of duties of management in design and operating effectiveness of the Company?s financial reporting process.

78 Auditor?s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules Our responsibilities are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor?s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the audit of financial statements and the supplementary schedules is not to express an opinion on the effectiveness of the Company?s internal control. Evaluate the appropriateness of accounting policies and their applications which management adopted and the reasonableness of the accounting estimates and the appropriateness of the related disclosures made by management. Conclude on the appropriateness of management?s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company?s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor?s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor?s report. However, future events or conditions may cause the Company to cease to continue as a going concern. Evaluate whether the presentation and disclosures of the financial statements and the supplementary schedules are in accordance with accounting principles generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation. We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards in order to remove or reduce the risk of matters which may deteriorate our independence. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. * Notes to the Readers of Independent Auditor?s Report This is an English translation of the Independent Auditor?s Report as required by the Companies Act of Japan for the conveniences of the readers.

Audit & Supervisory Board's Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2021 extending from April 1, 2020 through March 31, 2021, and reports as follows.

1. Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board
   (1) Auditing method of the Audit & Supervisory Board
   The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.
   (2) Methods and contents of Audit by the Audit & Supervisory Board Members
      1) Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors' meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.
      2) Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated statement of financial position, consolidated statements of income, consolidated statement of changes in equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the "systems to ensure the appropriate execution of duties by the Accounting Auditor" (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.
2. Results of Audit
   (1) Audit results concerning the business report and others
      1) The business report and supplementary schedules accurately represent the company's situation as required by laws and regulations and the Articles of Incorporation.
      2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors.
      3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.
   (2) Audit results concerning unconsolidated financial statements and supplementary schedules
   The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.
   (3) Audit results of consolidated financial statements
   The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

   We have confirmed that the company works on the continuity of corporate activities upon taking thorough measures to prevent infection amid the spread of COVID-19.

May 11, 2021

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member
Haruhiko Kato

Full-time Audit & Supervisory Board Member
Masahide Yasuda

Full-time Audit & Supervisory Board Member
Katsuyuki Ogura

Outside Audit & Supervisory Board Member
Yoko Wake

Outside Audit & Supervisory Board Member
Hiroshi Ozu

Outside Audit & Supervisory Board Member
Nobuyuki Hirano

79

8,971 27.5 1,994.3 ?20 ?20 ?20 29.3 8,964 2,399.8 FY17 ?18 ?19 ?21 FY17 ?18 ?19 ?21 FY17 ?18 ?19 ?21 8,977 30.2 2,467.5 8,955 29.8 2,399.2 27.2 2,197.7 7,646 30 20 10 0 3,000 2,000 1,000 0 Vehicle Sales Sales Revenues Operating Income 10,000 7,500 5,000 2,500 0 (thousand units) (trillion yen) (billion yen) FY17 ?18 ?19 ?20 1,831.1 ?21 2,493.9 1,882.8 2,036.1 2,245.2 3,000 2,000 1,000 0 (billion yen) Net Income Attributable to Toyota Motor Corporation ?20 210 100 110 ?21 220 100 120 FY17 ?18 ?19 220 100 120 220 100 120 240 Year- End 135 Interim 105 250 150 200 100 50 0 Annual Dividends per Share of Common Stock (yen) ?20 449.9 FY17 ?18 ?19 ?21 549.9 199.9 249.9 249.9 299.9 549.9 First half 249.9 Second half 299.9 199.9 199.9 Second half 250.0 (maximum) 250.0 (maximum) 800 600 400 200 0 Repurchase of Treasury Stock (for Shareholders Return) (billion yen) (Figures are rounded down to the nearest whole unit) ?17/3 ? ?19/3 : US GAAP ?20/3 ? ?21/3 : IFRS 1,994.3 ?20 ?20 2,399.8 ?21 FY17 ?18 ?19 ?21 2,467.5 29.8 2,399.2 27.2 2,197.7 3,000 2,000 1,000 0 Operating Income (billion yen) 8,971 27.5 1,994.3 ?20 ?20 ?20 29.3 8,964 2,399.8 FY17 ?18 ?19 ?21 FY17 ?18 ?19 ?21 FY17 ?18 ?19 ?21 8,977 30.2 2,467.5 8,955 29.8 2,399.2 27.2 2,197.7 7,646 30 20 10 0 3,000 2,000 1,000 0 Vehicle Sales Sales Revenues Operating Income 10,000 7,500 5,000 2,500 0 (thousand units) (trillion yen) (billion yen) Consolidated Financial Results Shareholders Return Ordinary Dividend: 100 yen Special Dividend: 5 yen 80 Financial Highlights

Operating Officers and Organizational Structure (as of April 2021)



Akio Toyoda
President
Chief Executive Officer

Operating Officers



Koji Kobayashi
Chief Risk Officer



Keiji Yamamoto
Chief Information & Security Officer
Chief Software Officer*2



Masamichi Okada
Chief Production Officer



Jun Nagata
Chief Communication Officer



Kenta Kon
Chief Financial Officer



Masahiko Maeda
Chief Technology Officer



Koji Sato
Chief Branding Officer



Masanori Kuwata
Chief Planning Officer
Chief Human Resources Officer



James Kuffner
Chief Digital Officer

Head Office

Nobuhiko Koga
Frontier Research Center
(President)

Kyogo Onoue
TPS Group
(Chief Officer)

Masayoshi Shirayanagi
External & Public Affairs Group
(Chief Officer)

Kenichi Kitaaki
Information Systems Group
(Chief Officer)

Hiroyoshi Korosue
Sales Financial Business Group
(Chief Officer)

Kazunari Kumakura
Purchasing Group
(Chief Officer)

Shinji Miyamoto
Customer First Promotion Group
(Chief Officer)

Business Unit

Region

Tetsuo Ogawa
North America Region
(Chief Executive Officer)

Matthew Harrison
Europe Region
(Chief Executive Officer)

Yasuhiko Sato
Japan Sales Business Group
(Chief Officer)

Tatsuro Ueda
China Region
(Chief Executive Officer)

Yoichi Miyazaki
Asia Region
(Chief Executive Officer)

Nobuhiko Murakami
East Asia, Oceania & Middle East Region
(Chief Executive Officer)

Masahiro Inoue
Latin America & Caribbean Region
(Chief Executive Officer)

Yoshihiro Nakata
Business Planning Div.
Sales & Operation Planning Div.
KD Business Planning Div.
Sales & Marketing Support Div.

Product*1

Hiroaki Okuchi
Advanced R&D and Engineering Company
(President)

Kazuaki Shingo
Toyota Compact Car Company
(President)

Hiroki Nakajima
Mid-size Vehicle Company
(President)
CV Company (President)

Yoshihito Kondo
Production Engineering Development Center
(President)

Sunao Matsubayashi
Emerging-market Compact Car Company
(President)

Sustainability

Shigeru Hayakawa*3
Chief Sustainability Officer

Yumi Otsuka*4
Deputy Chief Sustainability Officer

Fellow

Mitsuru Kawai
Executive Fellow

Shigeki Terashi
Executive Fellow

Shigeki Tomoyama
Executive Fellow

Gill A. Pratt
Chief Scientist and Executive Fellow for Research

Notes: <As of June 1, 2021 (scheduled)>
*1 Carbon Neutral Advanced Engineering Development Center (President: Keiji Kaita) is scheduled to be newly established.
<As of June 16, 2021 (scheduled)>
*2 Scheduled to be changed to Chief Product Integration Officer
*3 Scheduled to be changed to Chief Privacy Officer
*4 Scheduled to assume the office of Operating Officer and Chief Sustainability Officer

81

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